As filed with the Securities and Exchange Commission on August 13, 2026

File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER GRANTING EXEMPTIONS FROM

SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

SLR SECURED LENDING PARTNERS, LLC

SLR SECURED SPECIALTY LENDING FUND

500 Park Avenue

New York, NY 10022

Written and oral communications regarding this Application should be addressed to:

Michael S. Gross

Bruce J. Spohler

Co-Chief Executive Officers

SLR Capital Partners, LLC

500 Park Avenue

New York, NY 10022

(212) 993-1670

Copies to:

Thomas J. Friedmann, Esq.

Dechert LLP

100 Oliver Street

Boston, MA 02110

(202) 352-7938

This Application (including Exhibits) contains 63 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: In the Matter of: SLR Secured Lending Partners, LLC and SLR Secured Specialty Lending Fund	) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

Investment Company Act of 1940

File No. 812-

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(D)

I.	THE PROPOSAL

1. SLR Secured Lending Partners, LLC (“SLR” or the “Current Investment Adviser”) and SLR Secured Specialty Lending Fund (the “SLR Fund” and, together with SLR, the “Applicants”) hereby seek an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act, to permit the Funds (as defined below) to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”),1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this application (the “Application”). Applicants request that the Order apply to any continuously offered closed-end management investment company that elects to be regulated as a business development company (“BDC”),2 existing now or in the future, for which the Current Investment Adviser or any entity, existing now or in the future, controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Adviser, or any successor in interest to any such entity,3 (each, an “Investment Adviser” and, collectively with the Current Investment Adviser, the “Investment Advisers”), acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act and/or periodically offers to repurchase its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Section 23(c)(2) of the 1940 Act (together with SLR Fund, the “Funds” and each a “Fund”).4 Any entity relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Each entity currently intending to rely on the requested Order is listed as an Applicant.

2. SLR is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). SLR is an affiliate of SLR Capital Partners, LLC (“SLR Capital”), an investment adviser registered with the Commission under the Advisers Act.

[1]

As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate common equity ownership interest (such as units) of the Funds, as defined below. The holders of Shares are referred to as “Shareholders.”

[2]

Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[4]

Shares of the Funds may be sold (i) in a public offering or (ii) in a private offering (“Private Offerings”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

1

SLR Fund is a Delaware statutory trust formed on May 8, 2026 under Section 3810 of the Delaware Statutory Trust Act. SLR Fund is an externally managed, non-diversified, closed-end management investment company that, prior to relying on the relief requested herein, will elect to be regulated as a BDC under Section 54(a) of the 1940 Act. SLR Fund intends to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended, (the “Code”), and intends to continue to make such election in the future. SLR will serve as investment adviser to SLR Fund.

SLR Fund will offer its Shares on a continuous basis at their current net asset value in Private Offerings under the exemption provided by Section 4(a)(2) of, and Rule 506(b) of Regulation D under, the Securities Act, only to investors that are “accredited investors” as defined in Rule 501(a) of Regulation D, and other exemptions of similar import in the laws of the states and jurisdictions where the offering will be made.

3.

A. Applicants believe that it will be desirable for the Funds, including SLR Fund, to offer multiple classes of Shares, with each class having its own sales load and fee structure as described below in Section I.6.

B. If Applicants receive the relief requested in this Application and a Fund determines to offer multiple classes of Shares, it would accept subscriptions for Shares on a continuous basis, and would issue Shares at offering prices that are equal to or greater than the net asset value per Share of the relevant class of the Fund’s Shares.

C. Applicants submit that the requested relief is supported by the treatment of open-end funds that rely on Rule 18f-3 under the 1940 Act and exemptive relief provided to continuously offered closed-end funds seeking to offer multiple classes of shares. Prior to the adoption of Rule 18f-3,5 the Commission issued numerous exemptive orders allowing open-end funds to issue multiple classes of shares.6 Rule 18f-3 codified the terms of those prior exemptive orders and eliminated the need for open-end funds to obtain individual orders to issue multiple classes of shares. While Rule 18f-3 only applies to open-end funds, neither the 18f-3 Proposing Release (as defined below) nor the 18f-3 Adopting Release cited those funds’ open-end structure as a basis for the terms of Rule 18f-3 as proposed or adopted. Instead, the Commission cited operational and distribution features of the funds: the Commission noted in the 18f-3 Proposing Release that some mutual funds “use different classes to offer investors a choice of methods for paying for the costs of selling fund shares,” and that many mutual funds utilize different share classes “in order to use different channels of distribution and to reach different investor markets. These funds typically target different investor markets, offering each a separate class with an arrangement for shareholder services or a distribution plan that is tailored to that market.”7 The Commission also noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, could benefit investors by, among other things, allowing a multiple-class fund to spread expenses over a larger asset base.8

Shortly after the adoption of Rule 18f-3, continuously offered closed-end funds began to apply for exemptive relief to offer multiple classes of shares as well. These applicants argued that the same operational and distribution features cited by the Commission as a rationale for adopting Rule 18f-3 applied equally to such continuously offered closed-end funds: such closed-end funds also offer their shares on a continuous basis through multiple distribution channels and use different fee structures to cover costs of selling fund shares and accommodate the particular features of each such distribution channel.9 The benefits of investing in a larger multiple-class fund would apply to such funds’ shareholders as well. The Commission has issued numerous exemptive orders in respect of these applications (collectively, the “Prior Orders”).10 Continuously offered BDCs have also applied for exemptive relief to offer multiple classes of shares, and the Commission staff has recently issued orders in respect of these applications (the “BDC Orders”).11

[5]

Rel. Nos. 33-7143; IC-20915 (February 23, 1995) (the “18f-3 Adopting Release”) (stating that Rule 18f-3 addresses the potential for conflicts among classes by limiting permissible differences among classes in expenses and voting rights, specifies permissible methods of allocating expenses, allows the waiver of expenses by service providers, specifies conditions under which shares of one class may be converted into or exchanged with shares of another class, and requires that fund boards not only approve a plan detailing each class’s arrangement for the distribution of securities and the services provided to each class, and the payment of expenses, but also determine that the plan is in the best interests of each class individually and the fund as a whole).

[6]	Between 1985 and 1995, the Commission issued approximately 200 such orders. See page 2 of the 18f-3 Adopting Release.
[7]	See Rel. Nos. 33-7036; IC-19955 (December 15, 1993) [58 FR 68074 (Dec. 23, 1993)] (the “18f-3 Proposing Release”) text accompanying notes 4 - 11 at 68076.
[8]	See text accompanying notes 13 - 15 in the 18f-3 Proposing Release at 68077.
[9]	See, e.g., part II of the exemptive application filed by Sierra Prime Income Fund et al (File No. 812-10132; November 26, 1996).
[10]

See, e.g., Wilshire Private Assets Fund, et al., Investment Co. Rel. Nos. 35796 (November 21, 2025) (notice) and 35833 (December 17, 2025) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (September 26, 2025) (notice) and 35791 (November 18, 2025) (order); TCG Strategic Income Fund, et al., Investment Co. Rel. Nos. 35747 (September 11, 2025) (notice) and 35790 (November 17, 2025) (order); PennantPark Enhanced Income Fund, et al., Investment Co. Rel. Nos. 35746 (September 11, 2025) (notice) and 35789 (November 17, 2025) (order); ARK Venture Fund, et al., Investment Co. Rel. Nos. 35744 (September 9, 2025) (notice) and 35787 (November 17, 2025) (order); Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order); Private Debt & Income Fund and Brighton Jones LLC, Investment Co. Rel. Nos. 35665 (July 2, 2025) (notice) and 35698 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); Virtus Global Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); and iDirect Private Markets Fund et al., Investment Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order).

[11]

See Adams Street Advisors, LLC and Adams Street Credit Solutions Fund, Investment Co. Rel. Nos. 36143 (May 6, 2026) (notice) and 36195 (June 2, 2026) (order); CIFC Direct Lending Evergreen Fund LP and CIFC Private Credit Management LLC, Investment Co. Rel. Nos. 35957 (Feb. 17, 2026) (notice) and 36025 (March 18, 2026) (order); Investcorp US Private Credit BDC II and CM Investment Partners LLC, Investment Co. Rel. Nos. 35952 (February 12, 2026) (notice) and 36012 (March 10, 2026) (order); MSD Investment Corp., and BDT & MSD BDC Management, LLC, Investment Co. Rel. Nos. 35935 (February 4, 2026) (notice) and 36001 (March 3, 2026) (order); Audax PDB Management Company, LLC, et al., Investment Co. Rel. Nos. 35766 (September 26, 2025) (notice) and 35794 (November 19, 2025) (order); Partners Group Lending Fund, LLC and Partners Group (USA), Inc., Investment Co. Rel. Nos. 35758 (September 24, 2025) (notice) and 35785 (November 17, 2025) (order); FPLF Management LLC, et al., Investment Co. Rel. Nos. 35753 (September 22, 2025) (notice) and 35788 (November 17, 2025) (order); Third Point Private Capital LLC and Third Point Private Capital Partners, Investment Co. Rel. Nos. 35725 (August 26, 2025) (notice) and 35752 (September 22, 2025) (order); Lord Abbett Private Credit Fund, et al., Investment Co. Rel. Nos. 35700 (July 30, 2025) (notice) and 35724 (August 26, 2025) (order); Silver Point Specialty Credit Fund Management, LLC, et al., Investment Co. Rel. Nos. 35673 (July 9, 2025) (notice) and 35709 (August 11, 2025) (order); Star Mountain Lower Middle-Market Capital Corp., and Star Mountain Fund Management, LLC, Investment Co. Rel. Nos. 35664 (July 2, 2025) (notice) and 35697 (July 29, 2025) (order); Vista Credit BDC Management, L.P., and Vista Credit Strategic Lending Corp., Investment Co. Rel. Nos. 35603 (May 21, 2025) (notice) and 35646 (June 18, 2025) (order); KKR FS Income Trust, et al., Investment Co. Rel. Nos. 35544 (April 21, 2025) (notice) and 35592 (May 19, 2025) (order); HPS Advisors, LLC, et al., Investment Co. Rel. Nos. 35542 (April 17, 2025) (notice) and 35586 (May 13, 2025) (order); Monroe Capital BDC Advisors, LLC, et al., Investment Co. Rel. Nos. 35532 (April 10, 2025) (notice) and 35571 (May 6, 2025) (order); North Haven Private Income Fund LLC, et al., Investment Co. Rel. Nos. 35507 (March 20, 2025) (notice) and 35537 (April 15, 2025) (order); Goldman Sachs Private Credit Corp. and Goldman Sachs Asset Management, L.P., Investment Co. Rel. Nos. 35506 (March 18, 2025) (notice) and 35536 (April 15, 2025) (order); Barings LLC, et al., Investment Co. Rel. Nos. 35505 (March 18, 2025) (notice) and 35535 (April 15, 2025) (order); Carlyle Global Credit Investment Management L.L.C., et al., Investment Co. Rel. Nos. 35504 (March 17, 2025) (notice) and 35534 (April 14, 2025) (order); Antares Strategic Credit Fund, et al., Investment Co. Rel. Nos. 35501 (March 14, 2025) (notice) and 35528 (April 9, 2025) (order); Jefferies Credit Management LLC, et al., Investment Co. Rel. Nos. 35499 (March 14, 2025) (notice) and 35527 (April 9, 2025) (order); Ares Core Infrastructure Fund, et al., Investment Co. Rel. Nos. 35494 (March 12, 2025) (notice) and 35523 (April 8, 2025) (order); and AMG Comvest Senior Lending Fund, et al., Investment Co. Rel. Nos. 35471 (February 18, 2025) (notice) and 35496 (March 14, 2025) (order).

2

Applicants submit that the factors which led the Commission to adopt Rule 18f-3 for open-end funds and issue the Prior Orders and the BDC Orders are equally applicable to the Funds. As with the continuously offered, unlisted closed-end funds that were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders, the Funds seek to offer their shares through multiple distribution channels, with varying sales charges to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of each distribution channel. Moreover, Fund Shareholders will realize the same benefits of investing in a larger fund with multiple classes as do the shareholders of such open-end or closed-end funds. As set forth in this Application, each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company in the same manner as the closed-end funds which were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders.

3

4. A Fund may repurchase Shares on such terms as may be determined by its Board12 in its complete and absolute discretion unless, in the judgment of those trustees or directors (“Directors”) of the Board who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, such repurchases would not be in the best interests of the Fund’s Shareholders or would violate applicable law. Because Shareholders do not have the right to require a Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares in accordance with the requirements of Rule 23c-3 under the 1940 Act and/or Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, in order to provide a limited degree of liquidity to Shareholders. Initially, a Fund’s Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange and do not trade on an over-the-counter system such as the OTC Bulletin Board.

5. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6. Under the proposal, each class of Shares of any Fund would be offered in periodic closings, with such variations as a Fund’s Board determines to be appropriate. One or more Share classes may charge a differing front-end sales load, contingent deferred sales charges (“CDSC”), early withdrawal charge (“Repurchase Fee”) and/or an annual asset-based service and/or distribution fee. Each class of Shares of any Fund would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds electing to be regulated as BDCs, the provisions of Rule 2310 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual (“FINRA Rule 2310”) for Funds conducting a public offering, and FINRA Rule 2310 for Funds conducting a Private Offering, as if such Private Offering were a public offering under the rule.13

FINRA Rule 2310 applies to continuous public offerings of unlisted BDC securities because such BDCs’ public offerings meet that rule’s definition of a “direct participation program” (“DPP”).14 The Commission approved FINRA Rule 2310 in May 2009 to apply to DPPs and unlisted real estate investment trusts. FINRA Rule 2310 caps the amount of (i) organization and offering expenses at 15% of gross proceeds and (ii) all items of compensation from whatever source payable to underwriters, broker-dealers and affiliates thereof at 10.0% of gross proceeds. In addition, FINRA Rule 2310 provides a set of provisions relating to, among other things, suitability standards on recommended transactions, limits on non-cash gifts and non-cash entertainment, and payments for an associated person to attend training or educational meetings. While FINRA Rule 2310 by its terms is only applicable to public offerings, any Fund whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

If a Fund offers multiple share classes, each class may have a different upfront sales load, if any, to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of different distribution channels. A Fund may offer one or more share classes distributed through participating broker-dealers, as well as one or more share classes that will be made available primarily through fee-based programs, through participating broker-dealers, through certain registered investment advisers and/or through bank trust departments. Although the specifics of the class structure cannot be predicted, the Applicants anticipate that the structure of the proposed classes would be consistent with compensation guidelines put forth by the different financial intermediaries through which the Funds are distributed. In addition, the structure would comply with the provisions of FINRA Rule 2310. The structures of the proposed classes of Shares are described in more detail below under “Statement of Facts-Proposed Class Structure and Characteristics.”

[12]	Each of the boards of trustees or directors of any Fund is referred to as a “Board.”
[13]	Any reference to FINRA Rule 2310 includes any successor or replacement rule that may be adopted by FINRA.
[14]

FINRA Rule 2310(a)(4) defines a DPP as “a program which provides for flow-through tax consequences regardless of the structure of the legal entity or vehicle for distribution including, but not limited to, oil and gas programs, real estate programs, agricultural programs, cattle programs, condominium securities, Subchapter S corporate offerings and all other programs of a similar nature, regardless of the industry represented by the program, or any combination thereof. A program may be composed of one or more legal entities or programs but when used herein and in any rules or regulations adopted pursuant hereto the term shall mean each of the separate entities or programs making up the overall program and/or the overall program itself. Excluded from this definition are real estate investment trusts, tax qualified pension and profit sharing plans pursuant to Sections 401 and 403(a) of the Code and individual retirement plans under Section 408 of that Code, tax sheltered annuities pursuant to the provisions of Section 403(b) of the Code, and any company including separate accounts, registered pursuant to the [1940 Act].” BDCs whose shares are sold in public offerings are DPPs because they provide for flow-through tax consequences and do not meet any of the exclusions under the definition. While FINRA Rule 2310 by its terms is not applicable to Private Offerings, any Fund whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

4

7. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds, similar to the relief sought by the Applicants. For the reasons set forth below, we submit that the regulatory considerations supporting relief in those precedents are supportive of the relief requested for unlisted continuously offered BDCs such as the Funds.

II.	STATEMENT OF FACTS

1. Current Structure and Characteristics

The Fund is in many respects a hybrid investment product. As a BDC, each Fund (including SLR Fund) will be organized as a closed-end investment company, but offer its Shares continuously, like an open-end management investment company. The Funds’ Shares will not be listed on a securities exchange and the Funds will only offer limited liquidity through periodic offers to repurchase made in accordance with Rule 23c-3 under the 1940 Act and/or Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act. SLR Fund expects to offer periodic liquidity through Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act. The Funds (including SLR Fund) will determine their net asset value at least quarterly and file periodic reports under the 1934 Act on Forms 10-Q and 10-K rather than semi-annual reports on Form N-CSR under the 1940 Act. As a DPP, sales of the Funds’ shares in public offerings will be subject to FINRA Rule 2310 rather than FINRA Rule 2341, as such rule may be amended (“FINRA Rule 2341”). Any Fund (including SLR Fund) whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

2. Proposed Class Structure and Characteristics

The Funds propose to engage in a continuous offering of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares.15 In the future, a Fund’s Board could adopt this or another structure with respect to distribution and service expenses. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, for any Shares of a Fund subject to an asset-based service or distribution fee, the Funds will offer an exchange privilege or conversion feature. Any such privilege or feature introduced in the future (including one implemented in connection with a Fund’s listing of a class of its Shares on a securities exchange) will comply with Rules 11a-1, 11a-3 and 18f-3 under the 1940 Act as if the Fund were an open-end management investment company. If a class of Shares were to be listed on a securities exchange in the future, all other then-existing classes of Shares of the listing Fund will be converted into the listed class, without the imposition of any sales load, fee or other charge.

Further, any Share of a Fund that is subject to asset-based service or distribution fees shall convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap determined in accordance with FINRA Rule 2310. Applicants intend to calculate the sales charge cap on a per Share basis, such that underwriting compensation paid with respect to each individual Share will not exceed 10% of the offering price of such Share.

3. Actual fees approved and adopted may vary, but a class of Shares of a Fund could not have annual asset-based service and/or distribution fees that cause aggregate fees to exceed the limits set forth in FINRA Rule 2310.16

Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the limits of FINRA Rule 2310.

[15]

Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.

[16]

Applicants note that FINRA Rule 2310 does not impose a separate limit on asset-based service or distribution fees. While that rule does not limit the annual rate at which Funds may charge asset-based service or distribution fees, each Fund would remain subject to the overall compensation limits of FINRA Rule 2310, including specifically the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof.

5

Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds electing to be regulated as BDCs, with respect to a class (a “Distribution Plan”).17 Under the Distribution Plan, the Fund would compensate the Distributor, brokers, dealers, and other financial intermediaries for activities relating to the marketing, distribution and sale of Shares. Applicants represent that these asset-based distribution fees will comply with the limits of FINRA Rule 2310.18 Applicants note that if a Distribution Plan were to be adopted by a Fund, that Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the applicable Fund’s Directors, including a majority of the Directors who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1. Any such Distribution Plan also would require Shareholder approval.

Each Fund will include in its subscription documents the specific (a) sales load, if any, and (b) the amount of fees permitted by the Distribution Plan and/or service plan for the specific class being purchased.

4. Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act.19 A Fund may impose a Repurchase Fee on Shares submitted for repurchase that have been held less than a specified period and may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end management investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund regardless of class.

5. All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

6. In addition to distribution and/or service fees, each class of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)

administrative and/or accounting or similar fees (each as described in a Fund’s prospectus and statement of additional information or private placement memorandum, as applicable, (the “Offering Documents”)) incurred by a specific class;

[17]	Applicants will comply with Rules 12b-1 and 17d-3, as they may be amended or replaced in the future, as if those rules applied to BDCs.
[18]	See supra n. 14 and accompanying text.
[19]

A Fund may impose a Repurchase Fee at a rate no greater than 2% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year). A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. Any Repurchase Fee charged by the Funds is not the same as a CDSC assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Funds may elect to impose CDSCs in the future, in which event they would only do so in accordance with Rule 6c-10 under the 1940 Act. None of the Funds, however, will impose CDSCs in the event of a listing of a class of shares of any such Fund on any securities exchange.

6

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, Offering Documents and proxies;

(3)	Blue Sky fees incurred by a specific class, if applicable;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Directors’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(11)

any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to such Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

7. From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics described above, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; (7) any CDSC; (8) any Repurchase Fee; and (9) any conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, each Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

8. Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

1. The Multiple Share Class System - Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) under the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to BDCs by Section 61(a) of the 1940 Act).

7

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	DISCUSSION

1. The Multiple Share Class System - Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to BDCs through Section 61(a) of the 1940 Act.

B. Under Section 18(c) of the 1940 Act, as modified and made applicable to BDCs by Section 61(a) of the 1940 Act, a BDC may have more than one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2), which is made applicable to BDCs through Section 61(a) of the 1940 Act. Section 18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless it satisfies the asset coverage ratios described in the 1940 Act. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).20 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

C. Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

D. The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”21 and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of a Fund may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

[20]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.
[21]

Section 18(g) of the 1940 Act defines senior security to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

8

E. Applicants believe that the implementation of the Multiple Class System will provide Applicants with the flexibility to create classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if classes with different pricing and expense structures are created, providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options. Moreover, the Order will provide the Funds with the flexibility necessary to meet the changing needs of various channels of distribution as they develop. Applicants believe all Shareholders benefit from economies of scale where a non-traded BDC or privately-offered BDC is able to sell its shares through as many channels of distribution as is practical. In addition, Applicants believe investors also benefit where multiple investment products (e.g., non-traded BDCs and non-traded REITs) compete to sell their products through the same distribution channel.

F. By contrast, if the Investment Advisers were required to sponsor the organization of new, separate funds for each class of Shares, the creation of new, separate funds would involve increased costs and administrative burdens borne by Shareholders as compared to the creation of additional share classes of the Funds. Unless each new fund grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the fund from producing a favorable return.

G. Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

H. The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.22

I. Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end management investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

J. Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to continuously offered BDCs seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end management investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end management investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.23

[22]

See the 18f-3 Adopting Release. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

[23]

In the event a Fund lists one class of its Shares on a securities exchange, all other then-existing classes of Shares of the listing Fund will be converted into Shares of the class to be listed. Any such conversion will be effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge, as required under Rule 18f-3(f)(2)(i).

9

K. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end funds and closed-end funds electing to be regulated as BDCs are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds electing to be regulated as BDCs may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds and BDCs.24 Differing (and less restrictive) provisions regulating the issuance by BDCs of debt or preferred stock should have no bearing on an application by a BDC for an exemptive order permitting the issuance of multiple classes of Shares. In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3. This is the approach followed in the BDC Orders.

L. Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the proposed Multiple Class System in their Offering Documents and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2310.25 Applicants also represent that each Fund will disclose in its Offering Documents the fees, expenses and other characteristics of each class of Shares offered for sale by the Offering Documents, as is required for open-end, multiple class funds under Form N-1A.26 As if it were an open-end management investment company, each Fund will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports27 and describe in its Offering Documents any arrangements that result in breakpoints in, or elimination of, sales loads.28 Each Fund will include any such disclosures in its Shareholder reports and Offering Documents to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding open-end fund offering document disclosure of sales loads and revenue sharing arrangements, in each case, as if those requirements applied to the Funds.29 Each Fund will contractually require that the Distributor and any broker, dealer or other financial intermediary involved in the distribution of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

M. Applicants believe the requested relief is substantially similar to prior exemptions granted by the Commission.30 In those cases, the Commission permitted closed-end funds and BDCs that offered and sold their shares continuously and that conducted periodic repurchase offers or tenders for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

N. As a condition to the relief, each Fund would comply with FINRA Rule 2310. Applicants recognize that the closed-end funds that were the subject of the Prior Orders agreed, as a condition of the orders, to comply with the provisions of FINRA Rule 2341. Although both FINRA Rule 2341 and FINRA Rule 2310 apply limits on sales loads and asset-based fees, FINRA has taken different approaches with respect to registered investment companies, on the one hand, and DPPs like the Funds, on the other. For registered investment companies that are open-end funds

[24]	See supra n. 10 and 11.
[25]	See discussion of FINRA Rule 2310 at Section I.6 above.
[26]

In all respects other than class-by-class disclosure, the Funds will comply with the requirements of Form N-2 (except Funds that sell their Shares in Private Offerings will make disclosures in private placement memorandums).

[27]

Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release). Funds that are BDCs will disclose comparable Fund expense data in the applicable periodic reports which are provided to BDC shareholders.

[28]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
[29]

Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

[30]	See supra n. 10 and n. 11.

10

or closed-end interval funds, FINRA Rule 2341 limits the amount of an asset-based fee that may be charged each year but does not limit the number of years that it may be charged. For DPPs, like the Funds, FINRA Rule 2310 imposes, regardless of time period, a cap of 10% of gross proceeds on the aggregate amount of compensation from whatever sources payable to underwriters, broker-dealers and affiliates thereof in respect of the offering of the Funds’ shares. While these rules take different approaches, they both function as limits on the amount of sales loads and asset-based fees. Accordingly, Applicants assert that the proposed condition requiring the Funds to comply with FINRA Rule 2310 will serve the same policy purpose as the condition to the Prior Orders requiring registered closed-end funds to comply with FINRA Rule 2341.

2. Asset-Based Service and/or Distribution Fees

A. Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose an asset-based service and/or distribution fee.

B. Each Fund will comply with the protections for open-end management investment companies developed and approved by the Commission in Rule 12b-1 in connection with the Distribution Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end management investment company imposing asset-based service and/or distribution fees under Rule 12b-1.31

C. Rule 6c-10 under the 1940 Act permits open-end management investment companies to impose CDSCs, subject to certain conditions. If any Fund were to impose CDSCs in the future, they will only do so in compliance with Rule 6c-10 as if that rule applied to BDCs. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs, and will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto. The Funds also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that any Fund which imposes CDSCs will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act.32 Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

[31]

Applicants note that, at the same time the Commission adopted Rule 12b-1, it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with [R]ule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.

See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980) at Fed. Sec. L. Rep. (CCH) at 83,733.

[32]

Any Fund that lists one class of its Shares on a securities exchange will convert Shares of other classes into Shares of the class to be listed. In such event, the Fund would not require the payment of any CDSC or Repurchase Fee that would otherwise be payable if the Shareholder had redeemed its Shares of the relevant class at that time, in the absence of such exchange or conversion. These facts would be prominently disclosed to Shareholders in a current report, prospectus or prospectus supplement, or private placement memoranda or supplement thereto, as applicable. Moreover, in such event, Shareholders of a class with an asset-based sales charge, whether paid continuously for a specified period or on a deferred basis, will convert their Shares into a class which does not have an asset-based sales charge, based on the relative NAV of each class. This conversion would not require any Shareholder to pay any deferred sales charge.

11

3. Investor Protection.

A. The 18f-3 Proposing Release stated that the proposed exemptive rule “is designed to streamline conditions imposed on multiple class funds while preserving investor protection.”33 The safeguards to protect investors that were packaged into Rule 18f-3 will have equal application to the proposed Multiple Class System.34 As the 18f-3 Proposing Release noted, mutual funds use different classes to offer investors the choice of different payment methods and to access different channels of distribution to provide investors with tailored investment options in different markets.35 As has been discussed elsewhere in this Application, the opportunity of choice extends beyond mutual funds, as other types of investment offerings, such as unlisted closed-end funds and non-traded REITs, have similar flexibility to provide investors with custom-tailored investment options through multiple share classes. This access to a wider range of investment opportunities would permit investors to select from among more choices to purchase Shares the investor deems most beneficial to the investor.

In addition, the Applicants believe there are other significant safeguards in place for investors in Funds relying on the requested relief set forth in this Application. Those include the overall compensation limits and other prescribed behavior included in FINRA Rule 2310 and the agreement by the Funds relying on the requested relief to comply with Rule 12b-1. As noted above, FINRA Rule 2310 specifically includes the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof. The intended purpose of this cap is to protect investors from the unreasonable drain on their principal due to excessive fees. The provisions of FINRA Rule 2310 set suitability standards on recommended transactions and limits on non-cash gifts, non-cash entertainment and payments for an associated person to attend training or educational meetings similarly protect investors.

In addition, Rule 12b-1 ensures yet another layer of investor protection beyond the protections of Rule 18f-3 and FINRA Rule 2310. Rule 12b-1 expressly prescribes the substantive provisions of any plan imposing asset-based service and/or distribution fees and, as additional safeguards, requires initial approval of any such plans by the Fund’s Board and Shareholders and ongoing monitoring of the plan and payments thereunder by the Fund’s Board. Relatedly, under the proposed Multiple Class System, any Share of a Fund that is subject to asset-based service or distribution fees will convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap under FINRA Rule 2310.

B. The granting of the requested relief may result in certain benefits to the Distributor by opening up additional distribution channels through which the Distributor is able to sell Shares. This will, in turn however, benefit investors since a larger fund, instead of a series of smaller funds, will bring efficiencies, including administrative efficiencies. The Commission acknowledged this benefit to investors in the 18f-3 Proposing Release when it noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, would enable a multiple-class fund to spread expenses over a larger asset base.36 In addition, the structure could enhance fund performance by allowing for greater scale needed to invest in a broader range of investments on a standalone basis. As noted in Section II.3 above, payments by the Fund to the Distributor, brokers, dealers, and other financial intermediaries for their activities relating to the marketing, distribution and sale of Shares will be made pursuant to and in accordance with a Distribution Plan. Applicants expect that the compensation to be paid pursuant to a Distribution Plan will represent the sole use of Fund assets to pay for distribution services, although the Distributor and/or its affiliates also may enter into revenue sharing arrangements pursuant to which they use their own resources to pay for distribution services. The mechanics for paying distribution fees may vary depending upon the class of Shares sold. For certain Share classes, the Distributor may agree to pay, from its own resources, brokers, dealers and other financial intermediaries involved in selling the Shares an upfront commission, in which case the Distributor will retain all or a portion of the distribution fees payable in respect of those Shares. Regardless of the source of the Distributor’s upfront payments to financial intermediaries, to the extent that the Distributor advances fees to a financial intermediary, the Distributor will have no recourse against the Fund to recover the difference between the amounts

[33]	18f-3 Proposing Release at 68077.
[34]	See supra n. 5.
[35]	See supra n. 7.
[36]	See supra n. 7.

12

advanced by the Distributor to financial intermediaries and, if less, the amounts received by the Distributor from the Fund under the applicable Distribution Plan. A Distributor would similarly have no recourse against the Fund in a situation in which the Fund’s Board terminated the Distribution Plan before a Distributor recovered the full amount of fees advanced to a financial intermediary. This entire framework serves to protect investors by ensuring that the only source of payment of a Fund’s distribution fees is the Board-approved Distribution Plan.

VI.	APPLICANTS’ CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs. In addition, each Fund will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto, including, in the case of Funds conducting Private Offerings, as if such Private Offering were a public offering under the rule, and will make available to any Distributor of a Fund’s shares all of the information necessary to permit the Distributor to prepare client account statements in compliance with FINRA Rule 2231.

2. Any relief granted by the requested Order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting BDCs to offer multiple classes of the type described in this Application.

VII.	CORPORATE ACTION

Each Fund’s organizational documents will empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board of SLR Fund has adopted resolutions, attached hereto as Exhibit A, authorizing certain of the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

1. For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2. All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

3. In accordance with the requirements for a request for expedited review of this Application, marked copies of this Application showing changes from the final versions of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits B and C.

Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of SLR Fund at a meeting of the Board held on August 3, 2026. The Board also authorized the filing of the Application on behalf of the Current Investment Adviser because of its affiliation with the SLR Fund, at a meeting of the Board held on August 3, 2026. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Current Investment Adviser, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

13

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 13th day of August, 2026.

Applicants have caused this Application to be duly signed on their behalf on the 13th day of August, 2026.

SLR SECURED SPECIALTY LENDING FUND

By: /s/ Michael Gross
Name: Michael Gross
Title: Trustee

Date: August 13, 2026

SLR SECURED LENDING PARTNERS, LLC

By: /s/ Michael Gross
Name: Michael Gross
Title: Managing Member of the Managing Member

Date: August 13, 2026

14

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of SLR Secured Lending Partners, LLC; that the undersigned are the authorized signatory of SLR Secured Lending Partners, LLC; and that all actions by members, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SLR SECURED LENDING PARTNERS, LLC

By: /s/ Michael Gross
Name: Michael Gross
Title: Managing Member of the Managing Member

Date: August 13, 2026

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of SLR Secured Specialty Lending Fund; that the undersigned are the authorized signatory of SLR Secured Specialty Lending Fund; and that all actions by members, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SLR Secured Specialty Lending Fund

By: /s/ Michael Gross
Name: Michael Gross
Title: Trustee

Date: August 13, 2026

EXHIBIT A

Resolutions of the Board of SLR Fund

August 3, 2026

Authorization to File Subsequent Amendments to Multi-Class Exemptive Application

RESOLVED, that the Authorized Officers of the Fund be, and each of them hereby is, authorized in the name and on behalf of the Fund to execute and cause to be filed with the SEC subsequent amendments to the Multi-Class Exemptive Relief for the Fund, which shall be in such form as the Authorized Officer or Authorized Officers executing the same may approve as necessary or desirable and appropriate, such approval to be conclusively evidenced by their execution thereof; and

FURTHER RESOLVED, that the Authorized Officers of the Fund be, and each of them hereby is, authorized to execute and file all instruments and documents, and do all other acts as they may deem necessary or desirable and appropriate in order to effect the filing of said Multi-Class Exemptive Relief amendments and to cause the same to become effective.

(Adopted on August 3, 2026)

EXHIBIT B

As filed with the Securities and Exchange Commission on ~~April 1~~August 13, 2026

File No. 812-[~~__~~ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER GRANTING EXEMPTIONS FROM

SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

~~ADAMS STREET ADVISORS, LLC~~

~~ADAMS STREET CREDIT SOLUTIONS FUND~~

SLR SECURED LENDING PARTNERS, LLC

SLR SECURED SPECIALTY LENDING FUND

500 Park Avenue

New York, NY 10022

~~One North Wacker Drive, Suite 2700~~

~~Chicago, IL 60606~~

Written and oral communications regarding this Application should be addressed to:

~~Eric R. Mansell~~

Michael S. Gross

Bruce J. Spohler

Co-Chief Executive Officers

~~Adams Street Advisors~~SLR Capital Partners, LLC

~~One North Wacker Drive, Suite 2700~~

~~Chicago, IL 60606~~

~~(312) 553-7890~~

~~emansell@adamsstreetpartners.com~~

~~Copies to:~~

~~Nicole M. Runyan, P.C.~~

~~Brad A. Green, P.C.~~

~~Kirkland & Ellis LLP~~

~~601 Lexington~~500 Park Avenue

New York, NY 10022

(212) ~~446-4800~~993-1670

~~nicole.runyan@kirkland.com~~

~~brad.green@kirkland.com~~

Copies to:

Thomas J. Friedmann, Esq.

Dechert LLP

100 Oliver Street

Boston, MA 02110

(202) 352-7938

This Application (including Exhibits) contains 63 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:		APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT
~~ADAMS STREET ADVISORS, LLC ADAMS STREET CREDIT SOLUTIONS FUND Investment Company Act of 1940 File No. 812-[__]~~In the Matter of: SLR Secured Lending Partners, LLC and SLR Secured Specialty Lending Fund	) ) ) ) ~~) ) )~~ )

Investment Company Act of 1940

File No. 812-

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(~~D~~D)

I.	THE PROPOSAL

1. ~~Adams Street Advisors~~SLR Secured Lending Partners, LLC (“~~AS Advisors~~SLR” or the “Current Investment Adviser”) and ~~Adams Street Credit Solutions~~SLR Secured Specialty Lending Fund (the “~~ASCEND~~SLR Fund” and, together with ~~AS Advisors~~SLR, the “Applicants”) hereby seek an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act, to permit the Funds (as defined below) to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”),1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this application (the “Application”). Applicants request that the Order apply to any continuously offered closed-end management investment company that elects to be regulated as a business development company (“BDC”),2 existing now or in the future, for which the Current Investment Adviser or any entity, existing now or in the future, controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Adviser, or any successor in interest to any such entity,3 (each, an “Investment Adviser” and, ~~together~~collectively with the Current Investment Adviser, the “Investment Advisers”), acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act and/or periodically offers to repurchase its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Section 23(c)(2) of the 1940 Act (together with ~~ASCEND~~SLR Fund, the “Funds” and each a “Fund”).4 Any entity relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Each entity currently intending to rely on the requested Order is listed as an Applicant.

2. ~~AS Advisors is~~SLR is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended~~. AS Advisors is a subsidiary of Adams Street~~ (the “Advisers Act”). SLR is an affiliate of SLR Capital Partners, LLC (“SLR Capital”), an investment adviser registered with the Commission under the Advisers Act.

[1]

As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate common equity ownership interest (such as units) of the Funds, as defined below. The holders of Shares are referred to as “Shareholders.”

[2]

Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[4]

Shares of the Funds may be sold (i) in a public offering or (ii) in a private offering (“Private Offerings”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

~~ASCEND was formed on March 29, 2019, as a Delaware limited liability company named Adams Street Private Credit BDC, LLC. On January 15, 2025, ASCEND converted to a Delaware limited partnership and was renamed Adams Street Credit Solutions Fund, LP. On August 5, 2025, ASCEND converted to a Delaware statutory trust and was renamed Adams Street Credit Solutions Fund.~~

~~ASCEND is an externally-managed~~SLR Fund is a Delaware statutory trust formed on May 8, 2026 under Section 3810 of the Delaware Statutory Trust Act. SLR Fund is an externally managed, non-diversified, closed-end management investment company that ~~has elected~~, prior to relying on the relief requested herein, will elect to be regulated as a BDC under Section 54(a) of the 1940 Act. ~~In addition, ASCEND has elected to~~SLR Fund intends to qualify and elect to be treated as a regulated investment company ~~for U.S. federal income tax purposes~~ under ~~Subchapter M of~~ the Internal Revenue Code of 1986, as amended, (the “Code”), and intends to continue to make such election in the future. ~~ASCEND employs AS Advisors as its~~SLR will serve as investment adviser to SLR Fund.

~~ASCEND offers~~SLR Fund will offer its Shares on a continuous basis at their current net asset value in Private Offerings under the exemption provided by Section 4(a)(2) of, and Rule 506(b) of Regulation D under, the Securities Act, only to investors that are “accredited investors” as defined in Rule 501(a) of Regulation D, and other exemptions of similar import in the laws of the states and jurisdictions where the offering will be made.

3.

A. Applicants believe that it will be desirable for the Funds, including ~~ASCEND~~SLR Fund, to offer multiple classes of Shares, with each class having its own sales load and fee structure as described below in Section I.6.

B. If Applicants receive the relief requested in this Application and a Fund determines to offer multiple classes of Shares, it would accept subscriptions for Shares on a continuous basis, and would issue Shares at offering prices that are equal to or greater than the net asset value per Share of the relevant class of the Fund’s Shares.

C. Applicants submit that the requested relief is supported by the treatment of open-end funds that rely on Rule 18f-3 under the 1940 Act and exemptive relief provided to continuously offered closed-end funds seeking to offer multiple classes of shares. Prior to the adoption of Rule 18f-3,5 the Commission issued numerous exemptive orders allowing open-end funds to issue multiple classes of shares.6 Rule 18f-3 codified the terms of those prior exemptive orders and eliminated the need for open-end funds to obtain individual orders to issue multiple classes of shares. While Rule 18f-3 only applies to open-end funds, neither the 18f-3 Proposing Release (as defined below) nor the 18f-3 Adopting Release cited those funds’ open-end structure as a basis for the terms of Rule 18f-3 as proposed or adopted. Instead, the Commission cited operational and distribution features of the funds: the Commission noted in the 18f-3 Proposing Release that some mutual funds “use different classes to offer investors a choice of methods for paying for the costs of selling fund shares,” and that many mutual funds utilize different share classes “in order to use different channels of distribution and to reach different investor markets. These funds typically target different investor markets, offering each a separate class with an arrangement for shareholder services or a distribution plan that is tailored to that market.”7 The Commission also noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, could benefit investors by, among other things, allowing a multiple-class fund to spread expenses over a larger asset base.8

[5]

Rel. Nos. 33-7143; IC-20915 (February 23, 1995) (the “18f-3 Adopting Release”) (stating that Rule 18f-3 addresses the potential for conflicts among classes by limiting permissible differences among classes in expenses and voting rights, specifies permissible methods of allocating expenses, allows the waiver of expenses by service providers, specifies conditions under which shares of one class may be converted into or exchanged with shares of another class, and requires that fund boards not only approve a plan detailing each class’s arrangement for the distribution of securities and the services provided to each class, and the payment of expenses, but also determine that the plan is in the best interests of each class individually and the fund as a whole).

[6]	Between 1985 and 1995, the Commission issued approximately 200 such orders. See page 2 of the 18f-3 Adopting Release.
[7]	See Rel. Nos. 33-7036; IC-19955 (December 15, 1993) [58 FR 68074 (Dec. 23, 1993)] (the “18f-3 Proposing Release”) text accompanying notes 4-11 at 68076.
[8]	See text accompanying notes 13-15 in the 18f-3 Proposing Release at 68077.

Shortly after the adoption of Rule 18f-3, continuously offered closed-end funds began to apply for exemptive relief to offer multiple classes of shares as well. These applicants argued that the same operational and distribution features cited by the Commission as a rationale for adopting Rule 18f-3 applied equally to such continuously offered closed-end funds: such closed-end funds also offer their shares on a continuous basis through multiple distribution channels and use different fee structures to cover costs of selling fund shares and accommodate the particular features of each such distribution channel.9 The benefits of investing in a larger multiple-class fund would apply to such funds’ shareholders as well. The Commission has issued numerous exemptive orders in respect of these applications (collectively, the “Prior Orders”).10 Continuously offered BDCs have also applied for exemptive relief to offer multiple classes of shares, and the Commission staff has recently issued orders in respect of these applications (the “BDC Orders”).11

[9]	See, e.g., part II of the exemptive application filed by Sierra Prime Income Fund et al (File No. 812-10132; November 26, 1996).
[10]

See, e.g., ~~VanEck CLO Opportunities Fund and VanEck Associates Corporation, Investment Co. Rel. Nos. 35970 (February 23, 2026) (notice) and 36032 (March 23, 2026) (order); LibreMax Asset-Backed Income Fund, et al., Investment Co. Rel. Nos. 35945 (February 10, 2026) (notice) and 36008 (March 10, 2026) (order); Pursuit Asset-Based Income Fund and Pursuit Fund Advisors, LLC, Investment Co. Rel. Nos. 35941 (February 9, 2026) (notice) and 36005 (March 9, 2026) (order); Alger Next Gen Growth Fund and Fred Alger Management, LLC, Investment Co. Rel. Nos. 35940 (February 9, 2026) (notice) and 36004 (March 9, 2026) (order); Origin Real Estate Credit Fund , et al., Investment Co. Rel. Nos. 35937 (February 5, 2026) (notice) and 36000 (March 3, 2026) (order); Loomis Sayles Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35907 (January 21, 2026) (notice) and 35965 (February 18, 2026) (order); USVC Venture Capital Access Fund, et al., Investment Co. Rel. Nos. 35909 (January 22, 2026) (notice) and 35964 (February 18, 2026) (order); ProShares Private Equity Access Fund, et al., Investment Co. Rel. Nos. 35908 (January 22, 2026) (notice) and 35961 (February 18, 2026) (order); Denali Structured Return Strategy Fund, et al., Investment Co. Rel. Nos. 35858 (January 5, 2026) (notice) and 35931 (February 4, 2026) (order); RBC BlueBay Enhanced Income Fund and RBC Global Asset Management (U.S.) Inc., Investment Co. Rel. Nos. 35843 (December 29, 2025) (notice) and 35915 (January 26, 2026) (order); Aristotle Pacific Enhanced CLO Income Fund and Aristotle Pacific Capital, LLC, Investment Co. Rel. Nos. 35844 (December 29, 2025) (notice) and 35913 (January 26, 2026) (order); Sardis Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35828 (December 17, 2025) (notice) and 35902 (January 14, 2026) (order);~~ Wilshire Private Assets Fund, et al., Investment Co. Rel. Nos. 35796 (November 21, 2025) (notice) and 35833 (December 17, 2025) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (September 26, 2025) (notice) and 35791 (November 18, 2025) (order); ~~and~~ TCG Strategic Income Fund, et al., Investment Co. Rel. Nos. 35747 (September 11, 2025) (notice) and 35790 (November 17, 2025) (order); PennantPark Enhanced Income Fund, et al., Investment Co. Rel. Nos. 35746 (September 11, 2025) (notice) and 35789 (November 17, 2025) (order); ARK Venture Fund, et al., Investment Co. Rel. Nos. 35744 (September 9, 2025) (notice) and 35787 (November 17, 2025) (order); Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order); Private Debt & Income Fund and Brighton Jones LLC, Investment Co. Rel. Nos. 35665 (July 2, 2025) (notice) and 35698 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); Virtus Global Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); and iDirect Private Markets Fund et al., Investment Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order).

[11]

See Adams Street Advisors, LLC and Adams Street Credit Solutions Fund, Investment Co. Rel. Nos. 36143 (May 6, 2026) (notice) and 36195 (June 2, 2026) (order); CIFC Direct Lending Evergreen Fund LP and CIFC Private Credit Management LLC, Investment Co. Rel. Nos. 35957 (~~February~~Feb. 17, 2026) (notice) and 36025 (March 18, 2026) (order); Investcorp US Private Credit BDC II and CM Investment Partners LLC, Investment Co. Rel. Nos. 35952 (February 12, 2026) (notice) and 36012 (March 10, 2026) (order); MSD Investment Corp., and BDT & MSD BDC Management, LLC, Investment Co. Rel. Nos. 35935 (February 4, 2026) (notice) and 36001 (March 3, 2026) (order); Audax PDB Management Company, LLC, et al., Investment Co. Rel. Nos. 35766 (September 26, 2025) (notice) and 35794 (November 19, 2025) (order); Partners Group Lending Fund, LLC and Partners Group (USA), Inc., Investment Co. Rel. Nos. 35758 (September 24, 2025) (notice) and 35785 (November 17, 2025) (order); FPLF Management LLC, et al., Investment Co. Rel. Nos. 35753 (September 22, 2025) (notice) and 35788 (November 17, 2025) (order); Third Point Private Capital LLC and Third Point Private Capital Partners, Investment Co. Rel. Nos. 35725 (August 26, 2025) (notice) and 35752 (September 22, 2025) (order); Lord Abbett Private Credit Fund, et al., Investment Co. Rel. Nos. 35700 (July 30, 2025) (notice) and 35724 (August 26, 2025) (order); Silver Point Specialty Credit Fund Management, LLC, et al., Investment Co. Rel. Nos. 35673 (July 9, 2025) (notice) and 35709 (August 11, 2025) (order); Star Mountain Lower Middle-Market Capital Corp., and Star Mountain Fund Management, LLC, Investment Co. Rel. Nos. 35664 (July 2, 2025) (notice) and 35697 (July 29, 2025) (order); Vista Credit BDC Management, L.P., and Vista Credit Strategic Lending Corp., Investment Co. Rel. Nos. 35603 (May 21, 2025) (notice) and 35646 (June 18, 2025) (order); KKR FS Income Trust, et al., Investment Co. Rel. Nos. 35544 (April 21, 2025) (notice) and 35592 (May 19, 2025) (order); HPS ~~Corporate Lending Fund~~Advisors, LLC, et al., Investment Co. Rel. Nos. 35542 (April 17, 2025) (notice) and 35586 (May 13, 2025) (order); Monroe Capital BDC Advisors, LLC, et al., Investment Co. Rel. Nos. 35532 (April 10, 2025) (notice) and 35571 (May 6, 2025) (order); ~~and~~ North Haven Private Income Fund LLC, et al., Investment Co. Rel. Nos. 35507 (March 20, 2025) (notice) and 35537 (April 15, 2025) (order); Goldman Sachs Private Credit Corp. and Goldman Sachs Asset Management, L.P., Investment Co. Rel. Nos. 35506 (March 18, 2025) (notice) and 35536 (April 15, 2025) (order); Barings LLC, et al., Investment Co. Rel. Nos. 35505 (March 18, 2025) (notice) and 35535 (April 15, 2025) (order); Carlyle Global Credit Investment Management L.L.C., et al., Investment Co. Rel. Nos. 35504 (March 17, 2025) (notice) and 35534 (April 14, 2025) (order); Antares Strategic Credit Fund, et al., Investment Co. Rel. Nos. 35501 (March 14, 2025) (notice) and 35528 (April 9, 2025) (order); Jefferies Credit Management LLC, et al., Investment Co. Rel. Nos. 35499 (March 14, 2025) (notice) and 35527 (April 9, 2025) (order); Ares Core Infrastructure Fund, et al., Investment Co. Rel. Nos. 35494 (March 12, 2025) (notice) and 35523 (April 8, 2025) (order); and AMG Comvest Senior Lending Fund, et al., Investment Co. Rel. Nos. 35471 (February 18, 2025) (notice) and 35496 (March 14, 2025) (order).

Applicants submit that the factors which led the Commission to adopt Rule 18f-3 for open-end funds and issue the Prior Orders and the BDC Orders are equally applicable to the Funds. As with the continuously offered, unlisted closed-end funds that were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders, the Funds seek to offer their shares through multiple distribution channels, with varying sales charges to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of each distribution channel. Moreover, Fund Shareholders will realize the same benefits of investing in a larger fund with multiple classes as do the shareholders of such open-end or closed-end funds. As set forth in this Application, each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company in the same manner as the closed-end funds which were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders.

4. A Fund may repurchase Shares on such terms as may be determined by its Board12 in its complete and absolute discretion unless, in the judgment of those trustees or directors (“Directors”) of the Board who are not interested persons of such Fund within the meaning of Section 2(a) (19) of the 1940 Act, such repurchases would not be in the best interests of the Fund’s Shareholders or would violate applicable law. Because Shareholders do not have the right to require a Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares in accordance with the requirements of Rule 23c-3 under the 1940 Act and/or Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, in order to provide a limited degree of liquidity to Shareholders. Initially, a Fund’s Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange and do not trade on an over-the-counter system such as the OTC Bulletin Board.

5. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6. Under the proposal, each class of Shares of any Fund would be offered in periodic closings, with such variations as a Fund’s Board determines to be appropriate. One or more Share classes may charge a differing front-end sales load, contingent deferred sales charges (“CDSC”), early withdrawal charge (“Repurchase Fee”) and/or an annual asset-based service and/or distribution fee. Each class of Shares of any Fund would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds electing to be regulated as BDCs, the provisions of Rule 2310 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual (“FINRA Rule 2310”) for Funds conducting a public offering, and FINRA Rule 2310 for Funds conducting a Private Offering, as if such Private Offering were a public offering under the rule.13

[12]	Each of the boards of trustees or directors of any Fund is referred to as a “Board.”
[13]	Any reference to FINRA Rule 2310 includes any successor or replacement rule that may be adopted by FINRA.

FINRA Rule 2310 applies to continuous public offerings of unlisted BDC securities because such BDCs’ public offerings meet that rule’s definition of a “direct participation program” (“DPP”).14 The Commission approved FINRA Rule 2310 in May 2009 to apply to DPPs and unlisted real estate investment trusts. FINRA Rule 2310 caps the amount of (i) organization and offering expenses at 15% of gross proceeds and (ii) all items of compensation from whatever source payable to underwriters, broker-dealers and affiliates thereof at 10.0% of gross proceeds. In addition, FINRA Rule 2310 provides a set of provisions relating to, among other things, suitability standards on recommended transactions, limits on non-cash gifts and non-cash entertainment, and payments for an associated person to attend training or educational meetings. While FINRA Rule 2310 by its terms is only applicable to public offerings, any Fund whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

If a Fund offers multiple share classes, each class may have a different upfront sales load, if any, to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of different distribution channels. A Fund may offer one or more share classes distributed through participating broker-dealers, as well as one or more share classes that will be made available primarily through fee-based programs, through participating broker-dealers, through certain registered investment advisers and/or through bank trust departments. Although the specifics of the class structure cannot be predicted, the Applicants anticipate that the structure of the proposed classes would be consistent with compensation guidelines put forth by the different financial intermediaries through which the Funds are distributed. In addition, the structure would comply with the provisions of FINRA Rule 2310. The structures of the proposed classes of Shares are described in more detail below under “Statement of Facts-Proposed Class Structure and Characteristics.”

7. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds, similar to the relief sought by the Applicants. For the reasons set forth below, we submit that the regulatory considerations supporting relief in those precedents are supportive of the relief requested for unlisted continuously offered BDCs such as the Funds.

II.	STATEMENT OF FACTS

1.	Current Structure and Characteristics

The ~~Funds are~~Fund is in many respects a hybrid investment ~~products~~product. As a BDC, each Fund (including ~~ASCEND~~SLR Fund) will be organized as a closed-end investment company, but offer its Shares continuously, like an open-end management investment company. The Funds’ Shares will not be listed on a securities exchange and the Funds will only offer limited liquidity through periodic offers to repurchase made in accordance with Rule 23c-3 under the 1940 Act and/or Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act~~, rather than Rule 23c-3 under the 1940 Act. ASCEND~~. SLR Fund expects to offer periodic liquidity through Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act. The Funds (including ~~ASCEND~~SLR Fund) will determine their net asset value at least quarterly and file periodic reports under the 1934 Act on Forms 10-Q and 10-K rather than semi-annual reports on Form N-CSR under the 1940 Act. As a DPP, sales of the Funds’ shares in public offerings will be subject to FINRA Rule 2310 rather than FINRA Rule 2341, as such rule may be amended (“FINRA Rule 2341”). Any Fund (including ~~ASCEND~~SLR Fund) whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

[14]

FINRA Rule 2310(a)(4) defines a DPP as “a program which provides for flow-through tax consequences regardless of the structure of the legal entity or vehicle for distribution including, but not limited to, oil and gas programs, real estate programs, agricultural programs, cattle programs, condominium securities, Subchapter S corporate offerings and all other programs of a similar nature, regardless of the industry represented by the program, or any combination thereof. A program may be composed of one or more legal entities or programs but when used herein and in any rules or regulations adopted pursuant hereto the term shall mean each of the separate entities or programs making up the overall program and/or the overall program itself. Excluded from this definition are real estate investment trusts, tax qualified pension and profit sharing plans pursuant to Sections 401 and 403(a) of the Code and individual retirement plans under Section 408 of that Code, tax sheltered annuities pursuant to the provisions of Section 403(b) of the Code, and any company including separate accounts, registered pursuant to the [1940 Act].” BDCs whose shares are sold in public offerings are DPPs because they provide for flow-through tax consequences and do not meet any of the exclusions under the definition. While FINRA Rule 2310 by its terms is not applicable to Private Offerings, any Fund whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

2.	Proposed Class Structure and Characteristics

The Funds propose to engage in a continuous offering of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares.15 In the future, a Fund’s Board could adopt this or another structure with respect to distribution and service expenses. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, for any Shares of a Fund subject to an asset-based service or distribution fee, the Funds will offer an exchange privilege or conversion feature. Any such privilege or feature introduced in the future (including one implemented in connection with a Fund’s listing of a class of its Shares on a securities exchange) will comply with Rules 11a-1, 11a-3 and 18f-3 under the 1940 Act as if the Fund were an open-end management investment company. If a class of Shares were to be listed on a securities exchange in the future, all other then-existing classes of Shares of the listing Fund will be converted into the listed class, without the imposition of any sales load, fee or other charge.

Further, any Share of a Fund that is subject to asset-based service or distribution fees shall convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap determined in accordance with FINRA Rule 2310. Applicants intend to calculate the sales charge cap on a per Share basis, such that underwriting compensation paid with respect to each individual Share will not exceed 10% of the offering price of such Share.

3. Actual fees approved and adopted may vary, but a class of Shares of a Fund could not have annual asset-based service and/or distribution fees that cause aggregate fees to exceed the limits set forth in FINRA Rule 2310.16

Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the limits of FINRA Rule 2310.

Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds electing to be regulated as BDCs, with respect to a class (a “Distribution Plan”).17 Under the Distribution Plan, the Fund would compensate the Distributor, brokers, dealers, and other financial intermediaries for activities relating to the marketing, distribution and sale of Shares. Applicants represent that these asset-based distribution fees will comply with the limits of FINRA Rule 2310.18 Applicants note that if a Distribution Plan were to be adopted by a Fund, that Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the applicable Fund’s Directors, including a majority of the Directors who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1. Any such Distribution Plan also would require Shareholder approval.

[15]

Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.

[16]

Applicants note that FINRA Rule 2310 does not impose a separate limit on asset-based service or distribution fees. While that rule does not limit the annual rate at which Funds may charge asset-based service or distribution fees, each Fund would remain subject to the overall compensation limits of FINRA Rule 2310, including specifically the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof.

[17]	Applicants will comply with Rules 12b-1 and 17d-3, as they may be amended or replaced in the future, as if those rules applied to BDCs.
[18]	See supra n. 14 and accompanying text.

Each Fund will include in its subscription documents the specific (a) sales load, if any, and (b) the amount of fees permitted by the Distribution Plan and/or service plan for the specific class being purchased.

4. Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act.19 A Fund may impose a Repurchase Fee on Shares submitted for repurchase that have been held less than a specified period and may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end management investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund regardless of class.

5. All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

6. In addition to distribution and/or service fees, each class of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)

administrative and/or accounting or similar fees (each as described in a Fund’s prospectus and statement of additional information or private placement memorandum, as applicable, (the “Offering Documents”)) incurred by a specific class;

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, Offering Documents and proxies;

(3)	Blue Sky fees incurred by a specific class, if applicable;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Directors’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

[19]

A Fund may impose a Repurchase Fee at a rate no greater than 2% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year). A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. Any Repurchase Fee charged by the Funds is not the same as a CDSC assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Funds may elect to impose CDSCs in the future, in which event they would only do so in accordance with Rule 6c-10 under the 1940 Act. None of the Funds, however, will impose CDSCs in the event of a listing of a class of shares of any such Fund on any securities exchange.

(11)

any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to such Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

7. From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics described above, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; (7) any CDSC; (8) any Repurchase Fee; and (9) any conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, each Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

8. Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

1. The Multiple Share Class System-Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) under the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to BDCs by Section 61(a) of the 1940 Act).

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	DISCUSSION

1. The Multiple Share Class System-Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to BDCs through Section 61(a) of the 1940 Act.

B. Under Section 18(c) of the 1940 Act, as modified and made applicable to BDCs by Section 61(a) of the 1940 Act, a BDC may have more than one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2), which is made applicable to BDCs through Section 61(a) of the 1940 Act. Section 18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless it satisfies the asset coverage ratios described in the 1940 Act. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).20 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

C. Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company~~...~~  shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply~~...~~  to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

D. The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”21 and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of a Fund may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

E. Applicants believe that the implementation of the Multiple Class System will provide Applicants with the flexibility to create classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if classes with different pricing and expense structures are created, providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options. Moreover, the Order will provide the Funds with the flexibility necessary to meet the changing needs of various channels of distribution as they develop. Applicants believe all Shareholders benefit from economies of scale where a non-traded BDC or privately-offered BDC is able to sell its shares through as many channels of distribution as is practical. In addition, Applicants believe investors also benefit where multiple investment products (e.g., non-traded BDCs and non-traded REITs) compete to sell their products through the same distribution channel.

F. By contrast, if the Investment Advisers were required to sponsor the organization of new, separate funds for each class of Shares, the creation of new, separate funds would involve increased costs and administrative burdens borne by Shareholders as compared to the creation of additional share classes of the Funds. Unless each new fund grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the fund from producing a favorable return.

[20]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.
[21]

Section 18(g) of the 1940 Act defines senior security to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

G. Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

H. The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.22

I. Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end management investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

J. Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to continuously offered BDCs seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end management investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end management investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.23

K. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end funds and closed-end funds electing to be regulated as BDCs are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds electing to be regulated as BDCs may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds and BDCs.24 Differing (and less restrictive) provisions regulating the issuance by BDCs of debt or preferred stock should have no bearing on an application by a BDC for an exemptive order permitting the issuance of multiple classes of Shares. In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3. This is the approach followed in the BDC Orders.

L. Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the proposed Multiple Class System in their Offering Documents and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2310.25 Applicants also represent that each Fund will disclose in its Offering Documents the fees, expenses and other characteristics of each class of Shares offered for sale by the

[22]

See the 18f-3 Adopting Release. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

[23]

In the event a Fund lists one class of its Shares on a securities exchange, all other then-existing classes of Shares of the listing Fund will be converted into Shares of the class to be listed. Any such conversion will be effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge, as required under Rule 18f-3(f)(2)(i).

[24]	See supra n. 10 and 11.
[25]	See discussion of FINRA Rule 2310 at Section I.6 above.

Offering Documents, as is required for open-end, multiple class funds under Form N-1A.26 As if it were an open-end management investment company, each Fund will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports27 and describe in its Offering Documents any arrangements that result in breakpoints in, or elimination of, sales loads.28 Each Fund will include any such disclosures in its Shareholder reports and Offering Documents to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding open-end fund offering document disclosure of sales loads and revenue sharing arrangements, in each case, as if those requirements applied to the Funds.29 Each Fund will contractually require that the Distributor and any broker, dealer or other financial intermediary involved in the distribution of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

M. Applicants believe the requested relief is substantially similar to prior exemptions granted by the Commission.30 In those cases, the Commission permitted closed-end funds and BDCs that offered and sold their shares continuously and that conducted periodic repurchase offers or tenders for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

N. As a condition to the relief, each Fund would comply with FINRA Rule 2310. Applicants recognize that the closed-end funds that were the subject of the Prior Orders agreed, as a condition of the orders, to comply with the provisions of FINRA Rule 2341. Although both FINRA Rule 2341 and FINRA Rule 2310 apply limits on sales loads and asset-based fees, FINRA has taken different approaches with respect to registered investment companies, on the one hand, and DPPs like the Funds, on the other. For registered investment companies that are open-end funds or closed-end interval funds, FINRA Rule 2341 limits the amount of an asset-based fee that may be charged each year but does not limit the number of years that it may be charged. For DPPs, like the Funds, FINRA Rule 2310 imposes, regardless of time period, a cap of 10% of gross proceeds on the aggregate amount of compensation from whatever sources payable to underwriters, broker-dealers and affiliates thereof in respect of the offering of the Funds’ shares. While these rules take different approaches, they both function as limits on the amount of sales loads and asset-based fees. Accordingly, Applicants assert that the proposed condition requiring the Funds to comply with FINRA Rule 2310 will serve the same policy purpose as the condition to the Prior Orders requiring registered closed-end funds to comply with FINRA Rule 2341.

2. Asset-Based Service and/or Distribution Fees

A. Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose an asset-based service and/or distribution fee.

B. Each Fund will comply with the protections for open-end management investment companies developed and approved by the Commission in Rule 12b-1 in connection with the Distribution Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end management investment company imposing asset-based service and/or distribution fees under Rule 12b-1.31

[26]

In all respects other than class-by-class disclosure, the Funds will comply with the requirements of Form N-2 (except Funds that sell their Shares in Private Offerings will make disclosures in private placement memorandums).

[27]

Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release). Funds that are BDCs will disclose comparable Fund expense data in the applicable periodic reports which are provided to BDC shareholders.

[28]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
[29]

Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

[30]	See supra n. 10 and n. 11.
[31]

Applicants note that, at the same time the Commission adopted Rule 12b-1, it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with [R]ule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.

See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980) at Fed. Sec. L. Rep. (CCH) at 83,733.

C. Rule 6c-10 under the 1940 Act permits open-end management investment companies to impose CDSCs, subject to certain conditions. If any Fund were to impose CDSCs in the future, they will only do so in compliance with Rule 6c-10 as if that rule applied to BDCs. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs, and will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto. The Funds also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that any Fund which imposes CDSCs will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act.32 Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

3. Investor Protection.

A. The 18f-3 Proposing Release stated that the proposed exemptive rule “is designed to streamline conditions imposed on multiple class funds while preserving investor protection.”33 The safeguards to protect investors that were packaged into Rule 18f-3 will have equal application to the proposed Multiple Class System.34 As the 18f-3 Proposing Release noted, mutual funds use different classes to offer investors the choice of different payment methods and to access different channels of distribution to provide investors with tailored investment options in different markets.35 As has been discussed elsewhere in this Application, the opportunity of choice extends beyond mutual funds, as other types of investment offerings, such as unlisted closed-end funds and non-traded REITs, have similar flexibility to provide investors with custom-tailored investment options through multiple share classes. This access to a wider range of investment opportunities would permit investors to select from among more choices to purchase Shares the investor deems most beneficial to the investor.

[32]

Any Fund that lists one class of its Shares on a securities exchange will convert Shares of other classes into Shares of the class to be listed. In such event, the Fund would not require the payment of any CDSC or Repurchase Fee that would otherwise be payable if the Shareholder had redeemed its Shares of the relevant class at that time, in the absence of such exchange or conversion. These facts would be prominently disclosed to Shareholders in a current report, prospectus or prospectus supplement, or private placement memoranda or supplement thereto, as applicable. Moreover, in such event, Shareholders of a class with an asset-based sales charge, whether paid continuously for a specified period or on a deferred basis, will convert their Shares into a class which does not have an asset-based sales charge, based on the relative NAV of each class. This conversion would not require any Shareholder to pay any deferred sales charge.

[33]	18f-3 Proposing Release at 68077.
[34]	See supra n. 5.
[35]	See supra n. 7.

In addition, the Applicants believe there are other significant safeguards in place for investors in Funds relying on the requested relief set forth in this Application. Those include the overall compensation limits and other prescribed behavior included in FINRA Rule 2310 and the agreement by the Funds relying on the requested relief to comply with Rule 12b-1. As noted above, FINRA Rule 2310 specifically includes the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof. The intended purpose of this cap is to protect investors from the unreasonable drain on their principal due to excessive fees. The provisions of FINRA Rule 2310 set suitability standards on recommended transactions and limits on non-cash gifts, non-cash entertainment and payments for an associated person to attend training or educational meetings similarly protect investors.

In addition, Rule 12b-1 ensures yet another layer of investor protection beyond the protections of Rule 18f-3 and FINRA Rule 2310. Rule 12b-1 expressly prescribes the substantive provisions of any plan imposing asset-based service and/or distribution fees and, as additional safeguards, requires initial approval of any such plans by the Fund’s Board and Shareholders and ongoing monitoring of the plan and payments thereunder by the Fund’s Board. Relatedly, under the proposed Multiple Class System, any Share of a Fund that is subject to asset-based service or distribution fees will convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap under FINRA Rule 2310.

B. The granting of the requested relief may result in certain benefits to the Distributor by opening up additional distribution channels through which the Distributor is able to sell Shares. This will, in turn however, benefit investors since a larger fund, instead of a series of smaller funds, will bring efficiencies, including administrative efficiencies. The Commission acknowledged this benefit to investors in the 18f-3 Proposing Release when it noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, would enable a multiple-class fund to spread expenses over a larger asset base.36 In addition, the structure could enhance fund performance by allowing for greater scale needed to invest in a broader range of investments on a standalone basis. As noted in Section II.3 above, payments by the Fund to the Distributor, brokers, dealers, and other financial intermediaries for their activities relating to the marketing, distribution and sale of Shares will be made pursuant to and in accordance with a Distribution Plan. Applicants expect that the compensation to be paid pursuant to a Distribution Plan will represent the sole use of Fund assets to pay for distribution services, although the Distributor and/or its affiliates also may enter into revenue sharing arrangements pursuant to which they use their own resources to pay for distribution services. The mechanics for paying distribution fees may vary depending upon the class of Shares sold. For certain Share classes, the Distributor may agree to pay, from its own resources, brokers, dealers and other financial intermediaries involved in selling the Shares an upfront commission, in which case the Distributor will retain all or a portion of the distribution fees payable in respect of those Shares. Regardless of the source of the Distributor’s upfront payments to financial intermediaries, to the extent that the Distributor advances fees to a financial intermediary, the Distributor will have no recourse against the Fund to recover the difference between the amounts advanced by the Distributor to financial intermediaries and, if less, the amounts received by the Distributor from the Fund under the applicable Distribution Plan. A Distributor would similarly have no recourse against the Fund in a situation in which the Fund’s Board terminated the Distribution Plan before a Distributor recovered the full amount of fees advanced to a financial intermediary. This entire framework serves to protect investors by ensuring that the only source of payment of a Fund’s distribution fees is the Board-approved Distribution Plan.

VI.	APPLICANTS’ CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs. In addition, each Fund will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto, including, in the case of Funds conducting Private Offerings, as if such Private Offering were a public offering under the rule, and will make available to any Distributor of a Fund’s shares all of the information necessary to permit the Distributor to prepare client account statements in compliance with FINRA Rule 2231.

[36]	See supra n. 7.

2. Any relief granted by the requested Order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting BDCs to offer multiple classes of the type described in this Application.

VII.	CORPORATE ACTION

Each Fund’s organizational documents will empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board of ~~ASCEND~~SLR Fund has adopted resolutions, attached hereto as Exhibit A, authorizing certain of the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

1. For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2. All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

3. In accordance with the requirements for a request for expedited review of this Application, marked copies of this Application showing changes from the final versions of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits B and C.

Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~the~~SLR Fund at a meeting of the Board held on August 3, 2026. The Board also authorized the filing of the Application on behalf of the Current Investment Adviser because of its affiliation with the SLR Fund, at a meeting of the Board held on August 3, 2026. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Current Investment Adviser, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this ~~1st~~13th day of ~~April~~August , 2026.

Applicants have caused this Application to be duly signed on their behalf on the ~~1st~~13th day of ~~April~~August , 2026.

~~ADAMS STREET ADVISORS, LLC~~

~~By:~~	~~/s/ Eric R. Mansell~~

~~Name:~~	~~Eric R. Mansell~~

~~Title:~~	~~Executive Vice President~~

~~Date: April 1, 2026~~

~~ADAMS STREET CREDIT SOLUTIONS FUND~~

~~By:~~	~~/s/ Eric R. Mansell~~

~~Name:~~	~~Eric R. Mansell~~

~~Title:~~	~~Vice President, Chief Legal Officer and Secretary~~

~~Date: April 1, 2026~~

SLR SECURED SPECIALTY LENDING FUND

By: /s/ Michael Gross

Name: Michael Gross

Title: Trustee

Date: August 13, 2026

SLR SECURED LENDING PARTNERS, LLC

By: /s/ Michael Gross

Name: Michael Gross

Title: Managing Member of the Managing Member

Date: August 13, 2026

VERIFICATION

~~STATE OF ILLINOIS~~

~~CITY OF~~

~~CHICAGO~~

The undersigned states that he has duly executed the attached Application ~~dated April 1, 2026~~ for and on behalf of ~~Adams Street Advisors, LLC,~~SLR Secured Lending Partners, LLC; that the undersigned are the authorized signatory of SLR Secured Lending Partners, LLC; and that all actions by members, ~~directors~~trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.

The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~ADAMS STREET ADVISORS, LLC~~

~~By:~~	~~/s/ Eric R. Mansell~~

~~Name:~~	~~Eric R. Mansell~~

~~Title:~~	~~Executive Vice President~~

~~Date: April 1, 2026~~

SLR SECURED LENDING PARTNERS, LLC

By: /s/ Michael Gross

Name: Michael Gross

Title: Managing Member of the Managing Member

Date: August 13, 2026

VERIFICATION

~~STATE OF ILLINOIS~~

~~CITY OF~~

~~CHICAGO~~

The undersigned states that he has duly executed the attached Application ~~dated April 1, 2026~~ for and on behalf of ~~Adams Street Credit Solutions Fund,~~SLR Secured Specialty Lending Fund; that the undersigned are the authorized signatory of SLR Secured Specialty Lending Fund; and that all actions by members, ~~directors~~trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.

The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~ADAMS STREET CREDIT SOLUTIONS FUND~~

~~By:~~	~~/s/ Eric R. Mansell~~

~~Name:~~	~~Eric R. Mansell~~

~~Title:~~	~~Vice President, Chief Legal Officer and Secretary~~

~~Date: April 1, 2026~~

SLR Secured Specialty Lending Fund

By: /s/ Michael Gross

Name: Michael Gross

Title: Trustee

Date: August 13, 2026

EXHIBIT A

~~EXHIBIT A~~

Resolutions of the Board of ~~Trustees of~~

~~Adams Street Credit Solutions~~SLR Fund ~~(the “Company”)~~

August 3, 2026

Authorization to File Subsequent Amendments to Multi-Class Exemptive Application

RESOLVED, that the Authorized Officers of the Fund be, and each of them hereby is, authorized in the name and on behalf of the Fund to execute and cause to be filed with the SEC subsequent amendments to the Multi-Class Exemptive Relief for the Fund, which shall be in such form as the Authorized Officer or Authorized Officers executing the same may approve as necessary or desirable and appropriate, such approval to be conclusively evidenced by their execution thereof; and

FURTHER RESOLVED, that the Authorized Officers of the Fund be, and each of them hereby is, authorized to execute and file all instruments and documents, and do all other acts as they may deem necessary or desirable and appropriate in order to effect the filing of said Multi-Class Exemptive Relief amendments and to cause the same to become effective.

(Adopted on August 3, 2026)

EXHIBIT C

~~File No. 812-[  ]~~

As filed with the Securities and Exchange Commission on ~~December 29~~August 13, ~~2025~~2026

File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER GRANTING EXEMPTIONS FROM

SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

SLR SECURED LENDING PARTNERS, LLC

~~CIFC DIRECT~~SLR SECURED SPECIALTY LENDING ~~EVERGREEN~~ FUND ~~LP~~

~~CIFC PRIVATE CREDIT MANAGEMENT LLC~~

500 Park Avenue

New York, NY 10022

~~1 SE 3rd Avenue, Suite 1660~~

~~Miami, FL 33131~~

~~(786) 652-3250~~

Written and oral communications regarding this Application should be addressed to:

Michael S. Gross

Bruce J. Spohler

~~Asha Richards~~Co-Chief Executive Officers

~~Senior Managing Director and General Counsel~~

~~CIFC Private Credit Management~~SLR Capital Partners, LLC

500 Park Avenue

New York, NY 10022

~~1 SE 3rd Avenue, Suite 1660~~

~~Miami, FL 33131~~

(~~786~~ 212) ~~652-3243~~993-1670

Copies to:

Thomas J. Friedmann, Esq.

Dechert LLP

~~Richard Horowitz, Esq.~~	~~Alexander Karampatsos, Esq.~~
~~Dechert LLP~~	~~Dechert LLP~~
~~1095 Avenue of the Americas~~	~~1900 K Street NW~~
~~New York, NY 10036~~	~~Washington, DC 20006~~
~~(212) 698-3525~~	~~(202) 261-3402~~

100 Oliver Street

Boston, MA 02110

(202) 352-7938

This Application (including Exhibits) contains 63 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

~~In the Matter of:~~		~~) APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN~~

In the Matter of: In the Matter of: SLR Secured Lending Partners, LLC and SLR Secured Specialty Lending Fund	) ) ) ) )	~~)~~APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

~~CIFC DIRECT LENDING~~		~~) AND 61(a) OF THE 1940 ACT~~

~~EVERGREEN FUND LP~~		~~)~~

~~CIFC PRIVATE CREDIT~~		~~)~~

~~MANAGEMENT LLC~~		~~)~~

~~Investment Company Act of~~

~~1940~~

~~File No. 812-[ ]~~

Investment Company Act of 1940

File No. 812-

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(~~D~~D)

I.	THE PROPOSAL

1. ~~CIFC Private Credit Management~~SLR Secured Lending Partners, LLC (“~~CIFC~~SLR” or the “Current Investment Adviser”) and ~~CIFC Direct~~SLR Secured Specialty Lending ~~Evergreen~~ Fund ~~LP~~ (the “~~CIFC~~SLR Fund” and, together with ~~CIFC~~SLR , the “Applicants”) hereby seek an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act, to permit the Funds (as defined below) to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”),1~~,~~ with varying sales loads and asset-based service and/or distribution fees, as described more fully in this application (the “Application”). Applicants request that the Order apply to any continuously offered closed-end management investment company that elects to be regulated as a business development company (“BDC”),2 existing now or in the future, for which the Current Investment Adviser or any entity, existing now or in the future, controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Adviser, or any successor in interest to any such entity,3 (each, an “Investment Adviser” and, collectively with the Current Investment Adviser, the “Investment Advisers”), acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act and/or periodically offers to repurchase its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Section 23(c)(2) of the 1940 Act (together with ~~CIFC~~SLR Fund, the “Funds” and each a “Fund”).4 Any entity relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Each entity currently intending to rely on the requested Order is listed as an Applicant.

[1]

As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate common equity ownership interest (such as units) of the Funds, as defined below. The holders of Shares are referred to as “Shareholders.”

[2]

Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[4]

Shares of the Funds may be sold (i) in a public offering or (ii) in a private offering (“Private Offerings”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

1

2. ~~CIFC is~~SLR is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended~~. CIFC is a subsidiary of CIFC Corp~~ (the “Advisers Act”). SLR is an affiliate of SLR Capital Partners, LLC (“SLR Capital”), an investment adviser registered with the Commission under the Advisers Act.

~~CIFC~~SLR Fund is ~~a Delaware limited partnership formed on November 26, 2024 under Section 17-201 of the Delaware Revised Uniform Partnership Act. CIFC Fund intends to convert to~~ a Delaware statutory trust ~~that will operate as a~~formed on May 8, 2026 under Section 3810 of the Delaware Statutory Trust Act. SLR Fund is an externally managed, non-diversified, closed-end management investment company that, prior to relying on the relief requested herein, will elect to be regulated as a BDC under Section 54(a) of the 1940 Act. ~~CIFC Fund is an entity treated as a partnership for U.S. federal income tax purposes. Upon its election to be regulated as a BDC under the 1940 Act, CIFC~~SLR Fund intends to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended, (the “Code”), and intends to continue to make such election in the future. ~~CIFC Fund employs CIFC as its~~SLR will serve as investment adviser to SLR Fund.

~~CIFC~~SLR Fund ~~offers~~will offer its Shares on a continuous basis at their current net asset value in Private Offerings under the exemption provided by Section 4(a)(2) of, and Rule 506(b) of Regulation D under, the Securities Act, only to investors that are “accredited investors” as defined in Rule 501(a) of Regulation D, and other exemptions of similar import in the laws of the states and jurisdictions where the offering will be made.

3.

A. Applicants believe that it will be desirable for the Funds, including ~~CIFC~~SLR Fund, to offer multiple classes of Shares, with each class having its own sales load and fee structure as described below in Section I.6.

B. If Applicants receive the relief requested in this Application and a Fund determines to offer multiple classes of Shares, it would accept subscriptions for Shares on a continuous basis, and would issue Shares at offering prices that are equal to or greater than the net asset value per Share of the relevant class of the Fund’s Shares.

C. Applicants submit that the requested relief is supported by the treatment of open-end funds that rely on Rule 18f-3 under the 1940 Act and exemptive relief provided to continuously offered closed-end funds seeking to offer multiple classes of shares. Prior to the adoption of Rule 18f-3,5 the Commission issued numerous exemptive orders allowing open-end funds to issue multiple classes of shares.6 Rule 18f-3 codified the terms of those prior exemptive orders and eliminated the need for open-end funds to obtain individual orders to issue multiple classes of shares. While Rule 18f-3 only applies to open-end funds, neither the 18f-3 Proposing Release (as defined below) nor the 18f-3 Adopting Release cited those funds’ open-end structure as a basis for the terms of Rule 18f-3 as proposed or adopted. Instead, the Commission cited operational and distribution features of the funds: the Commission noted in the 18f-3 Proposing Release that some mutual funds “use different classes to offer investors a choice of methods for paying for the costs of selling fund shares,” and that many mutual funds utilize different share classes “in order to use different channels of distribution and to reach different investor markets. These funds typically target different investor markets, offering each a separate class with an arrangement for shareholder services or a distribution plan that is tailored to that market.”7 The Commission also noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, could benefit investors by, among other things, allowing a multiple-class fund to spread expenses over a larger asset base.8

[5]

Rel. Nos. 33-7143; IC-20915 (February 23, 1995) (the “18f-3 Adopting Release”) (stating that Rule 18f-3 addresses the potential for conflicts among classes by limiting permissible differences among classes in expenses and voting rights, specifies permissible methods of allocating expenses, allows the waiver of expenses by service providers, specifies conditions under which shares of one class may be converted into or exchanged with shares of another class, and requires that fund boards not only approve a plan detailing each class’s arrangement for the distribution of securities and the services provided to each class, and the payment of expenses, but also determine that the plan is in the best interests of each class individually and the fund as a whole).

[6]	Between 1985 and 1995, the Commission issued approximately 200 such orders. See page 2 of the 18f-3 Adopting Release.
[7]	See Rel. Nos. 33-7036; IC-19955 (December 15, 1993) [58 FR 68074 (Dec. 23, 1993)] (the “18f-3 Proposing Release”) text accompanying notes 4 - 11 at 68076.
[8]	See text accompanying notes 13 - 15 in the 18f-3 Proposing Release at 68077.

2

Shortly after the adoption of Rule 18f-3, continuously offered closed-end funds began to apply for exemptive relief to offer multiple classes of shares as well. These applicants argued that the same operational and distribution features cited by the Commission as a rationale for adopting Rule 18f-3 applied equally to such continuously offered closed-end funds: such closed-end funds also offer their shares on a continuous basis through multiple distribution channels and use different fee structures to cover costs of selling fund shares and accommodate the particular features of each such distribution channel.9 The benefits of investing in a larger multiple-class fund would apply to such funds’ shareholders as well. The Commission has issued numerous exemptive orders in respect of these applications (collectively, the “Prior Orders”).10 Continuously offered BDCs have also applied for exemptive relief to offer multiple classes of shares, and the Commission staff has recently issued orders in respect of these applications (the “BDC Orders”).11

[9]	See, e.g., part II of the exemptive application filed by Sierra Prime Income Fund et al (File No. 812-10132; November 26, 1996).
[10]

See, e.g., Wilshire Private Assets Fund, et al., Investment Co. Rel. Nos. 35796 (November 21, 2025) (notice) and 35833 (December 17, 2025) (order); Diameter Dynamic Credit Fund, et al., Investment Co. Rel. Nos. 35767 (September 26, 2025) (notice) and 35791 (November 18, 2025) (order); TCG Strategic Income Fund, et al., Investment Co. Rel. Nos. 35747 (September 11, 2025) (notice) and 35790 (November 17, 2025) (order); PennantPark Enhanced Income Fund, et al., Investment Co. Rel. Nos. 35746 (September 11, 2025) (notice) and 35789 (November 17, 2025) (order); ARK Venture Fund, et al., Investment Co. Rel. Nos. 35744 (September 9, 2025) (notice) and 35787 (November 17, 2025) (order); Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order); Private Debt & Income Fund and Brighton Jones LLC, Investment Co. Rel. Nos. 35665 (July 2, 2025) (notice) and 35698 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); Virtus Global Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); and iDirect Private Markets Fund et al., Investment Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order).

[11]

See Adams Street Advisors, LLC and Adams Street Credit Solutions Fund, Investment Co. Rel. Nos. 36143 (May 6, 2026) (notice) and 36195 (June 2, 2026) (order); CIFC Direct Lending Evergreen Fund LP and CIFC Private Credit Management LLC, Investment Co. Rel. Nos. 35957 (Feb. 17, 2026) (notice) and 36025 (March 18, 2026) (order); Investcorp US Private Credit BDC II and CM Investment Partners LLC, Investment Co. Rel. Nos. 35952 (February 12, 2026) (notice) and 36012 (March 10, 2026) (order); MSD Investment Corp., and BDT & MSD BDC Management, LLC, Investment Co. Rel. Nos. 35935 (February 4, 2026) (notice) and 36001 (March 3, 2026) (order); Audax PDB Management Company, LLC, et al., Investment Co. Rel. Nos. 35766 (September 26, 2025) (notice) and 35794 (November 19, 2025) (order); Partners Group Lending Fund, LLC and Partners Group (USA), Inc., Investment Co. Rel. Nos. 35758 (September 24, 2025) (notice) and 35785 (November 17, 2025) (order); FPLF Management LLC, et al., Investment Co. Rel. Nos. 35753 (September 22, 2025) (notice) and 35788 (November 17, 2025) (order); Third Point Private Capital LLC and Third Point Private Capital Partners, Investment Co. Rel. Nos. 35725 (August 26, 2025) (notice) and 35752 (September 22, 2025) (order); Lord Abbett Private Credit Fund, et al., Investment Co. Rel. Nos. 35700 (July 30, 2025) (notice) and 35724 (August 26, 2025) (order); Silver Point Specialty Credit Fund Management, LLC, et al., Investment Co. Rel. Nos. 35673 (July 9, 2025) (notice) and 35709 (August 11, 2025) (order); Star Mountain Lower Middle-Market Capital Corp., and Star Mountain Fund Management, LLC, Investment Co. Rel. Nos. 35664 (July 2, 2025) (notice) and 35697 (July 29, 2025) (order); Vista Credit BDC Management, L.P., and Vista Credit Strategic Lending Corp., Investment Co. Rel. Nos. 35603 (May 21, 2025) (notice) and 35646 (June 18, 2025) (order); KKR FS Income Trust, et al., Investment Co. Rel. Nos. 35544 (April 21, 2025) (notice) and 35592 (May 19, 2025) (order); HPS Advisors, LLC, et al., Investment Co. Rel. Nos. 35542 (April 17, 2025) (notice) and 35586 (May 13, 2025) (order); Monroe Capital BDC Advisors, LLC, et al., Investment Co. Rel. Nos. 35532 (April 10, 2025) (notice) and 35571 (May 6, 2025) (order); North Haven Private Income Fund LLC, et al., Investment Co. Rel. Nos. 35507 (March 20, 2025) (notice) and 35537 (April 15, 2025) (order); Goldman Sachs Private Credit Corp. and Goldman Sachs Asset Management, L.P., Investment Co. Rel. Nos. 35506 (March 18, 2025) (notice) and 35536 (April 15, 2025) (order); Barings LLC, et al., Investment Co. Rel. Nos. 35505 (March 18, 2025) (notice) and 35535 (April 15, 2025) (order); Carlyle Global Credit Investment Management L.L.C., et al., Investment Co. Rel. Nos. 35504 (March 17, 2025) (notice) and 35534 (April 14, 2025) (order); Antares Strategic Credit Fund, et al., Investment Co. Rel. Nos. 35501 (March 14, 2025) (notice) and 35528 (April 9, 2025) (order); Jefferies Credit Management LLC, et al., Investment Co. Rel. Nos. 35499 (March 14, 2025) (notice) and 35527 (April 9, 2025) (order); Ares Core Infrastructure Fund, et al., Investment Co. Rel. Nos. 35494 (March 12, 2025) (notice) and 35523 (April 8, 2025) (order); and AMG Comvest Senior Lending Fund, et al., Investment Co. Rel. Nos. 35471 (February 18, 2025) (notice) and 35496 (March 14, 2025) (order).

3

Applicants submit that the factors which led the Commission to adopt Rule 18f-3 for open-end funds and issue the Prior Orders and the BDC Orders are equally applicable to the Funds. As with the continuously offered, unlisted closed-end funds that were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders, the Funds seek to offer their shares through multiple distribution channels, with varying sales charges to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of each distribution channel. Moreover, Fund Shareholders will realize the same benefits of investing in a larger fund with multiple classes as do the shareholders of such open-end or closed-end funds. As set forth in this Application, each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company in the same manner as the closed-end funds which were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders.

4. A Fund may repurchase Shares on such terms as may be determined by its Board12 in its complete and absolute discretion unless, in the judgment of those trustees or directors (“Directors”) of the Board who are not interested persons of such Fund within the meaning of Section 2(a) (19) of the 1940 Act, such repurchases would not be in the best interests of the Fund’s Shareholders or would violate applicable law. Because Shareholders do not have the right to require a Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares in accordance with the requirements of Rule 23c-3 under the 1940 Act and/or Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, in order to provide a limited degree of liquidity to Shareholders. Initially, a Fund’s Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange and do not trade on an over-the-counter system such as the OTC Bulletin Board.

5. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6. Under the proposal, each class of Shares of any Fund would be offered in periodic closings, with such variations as a Fund’s Board determines to be appropriate. One or more Share classes may charge a differing front-end sales load, contingent deferred sales charges (“CDSC”), early withdrawal charge (“Repurchase Fee”) and/or an annual asset-based service and/or distribution fee. Each class of Shares of any Fund would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds electing to be regulated as BDCs, the provisions of Rule 2310 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual (“FINRA Rule 2310”) for Funds conducting a public offering, and FINRA Rule 2310 for Funds conducting a Private Offering, as if such Private Offering were a public offering under the rule.13

FINRA Rule 2310 applies to continuous public offerings of unlisted BDC securities because such BDCs’ public offerings meet that rule’s definition of a “direct participation program” (“DPP”).14 The Commission approved FINRA Rule 2310 in May 2009 to apply to DPPs and unlisted real estate investment trusts. FINRA Rule 2310 caps the amount of (i) organization and offering expenses at 15% of gross proceeds and (ii) all items of compensation from

[12]	Each of the boards of trustees or directors of any Fund is referred to as a “Board.”
[13]	Any reference to FINRA Rule 2310 includes any successor or replacement rule that may be adopted by FINRA.
[14]

FINRA Rule 2310(a)(4) defines a DPP as “a program which provides for flow-through tax consequences regardless of the structure of the legal entity or vehicle for distribution including, but not limited to, oil and gas programs, real estate programs, agricultural programs, cattle programs, condominium securities, Subchapter S corporate offerings and all other programs of a similar nature, regardless of the industry represented by the program, or any combination thereof. A program may be composed of one or more legal entities or programs but when used herein and in any rules or regulations adopted pursuant hereto the term shall mean each of the separate entities or programs making up the overall program and/or the overall program itself. Excluded from this definition are real estate investment trusts, tax qualified pension and profit sharing plans pursuant to Sections 401 and 403(a) of the Code and individual retirement plans under Section 408 of that Code, tax sheltered annuities pursuant to the provisions of Section 403(b) of the Code, and any company including separate accounts, registered pursuant to the [1940 Act].” BDCs whose shares are sold in public offerings are DPPs because they provide for flow-through tax consequences and do not meet any of the exclusions under the definition. While FINRA Rule 2310 by its terms is not applicable to Private Offerings, any Fund whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

4

whatever source payable to underwriters, broker-dealers and affiliates thereof at 10.0% of gross proceeds. In addition, FINRA Rule 2310 provides a set of provisions relating to, among other things, suitability standards on recommended transactions, limits on non-cash gifts and non-cash entertainment, and payments for an associated person to attend training or educational meetings. While FINRA Rule 2310 by its terms is only applicable to public offerings, any Fund whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

If a Fund offers multiple share classes, each class may have a different upfront sales load, if any, to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of different distribution channels. A Fund may offer one or more share classes distributed through participating broker-dealers, as well as one or more share classes that will be made available primarily through fee-based programs, through participating broker-dealers, through certain registered investment advisers and/or through bank trust departments. Although the specifics of the class structure cannot be predicted, the Applicants anticipate that the structure of the proposed classes would be consistent with compensation guidelines put forth by the different financial intermediaries through which the Funds are distributed. In addition, the structure would comply with the provisions of FINRA Rule 2310. The structures of the proposed classes of Shares are described in more detail below under “Statement of ~~Facts - Proposed~~Facts-Proposed Class Structure and Characteristics.”

7. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds, similar to the relief sought by the Applicants. For the reasons set forth below, we submit that the regulatory considerations supporting relief in those precedents are supportive of the relief requested for unlisted continuously offered BDCs such as the Funds.

II.	STATEMENT OF FACTS

1. Current Structure and Characteristics

The ~~Funds are~~Fund is in many respects a hybrid investment ~~products~~product. As a BDC, each Fund (including ~~CIFC~~SLR Fund) will be organized as a closed-end investment company, but offer its Shares continuously, like an open-end management investment company. The Funds’ Shares will not be listed on a securities exchange and the Funds will only offer limited liquidity through periodic offers to repurchase made in accordance with Rule 23c-3 under the 1940 Act and/or Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act. ~~CIFC~~SLR Fund expects to offer periodic liquidity through Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act. The Funds (including ~~CIFC~~SLR Fund) will determine their net asset value at least quarterly and file periodic reports under the 1934 Act on Forms 10-Q and 10-K rather than semi-annual reports on Form N-CSR under the 1940 Act. As a DPP, sales of the Funds’ shares in public offerings will be subject to FINRA Rule 2310 rather than FINRA Rule 2341, as such rule may be amended (“FINRA Rule 2341”). Any Fund (including ~~CIFC~~SLR Fund) whose Shares are sold in Private Offerings would comply with FINRA Rule 2310 as if such Private Offering were a public offering under the rule.

2. Proposed Class Structure and Characteristics

The Funds propose to engage in a continuous offering of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares.15 In the future, a Fund’s Board could adopt this or another structure with respect to distribution and service expenses. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, for any Shares of a Fund subject to an asset-based service or distribution fee, the Funds will offer an exchange privilege or conversion feature. Any such privilege or feature introduced in the future (including one implemented in connection with a Fund’s listing of a class of its Shares on a securities exchange) will comply with Rules 11a-1, 11a-3 and 18f-3 under the 1940 Act as if the Fund were an open-end management investment company. If a class of Shares were to be listed on a securities exchange in the future, all other then-existing classes of Shares of the listing Fund will be converted into the listed class, without the imposition of any sales load, fee or other charge.

[15]

Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.

5

Further, any Share of a Fund that is subject to asset-based service or distribution fees shall convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap determined in accordance with FINRA Rule 2310. Applicants intend to calculate the sales charge cap on a per Share basis, such that underwriting compensation paid with respect to each individual Share will not exceed 10% of the offering price of such Share.

3. Actual fees approved and adopted may vary, but a class of Shares of a Fund could not have annual asset-based service and/or distribution fees that cause aggregate fees to exceed the limits set forth in FINRA Rule 2310.16

Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the limits of FINRA Rule 2310.

Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds electing to be regulated as BDCs, with respect to a class (a “Distribution Plan”).17 Under the Distribution Plan, the Fund would compensate the Distributor, brokers, dealers, and other financial intermediaries for activities relating to the marketing, distribution and sale of Shares. Applicants represent that these asset-based distribution fees will comply with the limits of FINRA Rule 2310.18 Applicants note that if a Distribution Plan were to be adopted by a Fund, that Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the applicable Fund’s Directors, including a majority of the Directors who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1. Any such Distribution Plan also would require Shareholder approval.

Each Fund will include in its subscription documents the specific (a) sales load, if any, and (b) the amount of fees permitted by the Distribution Plan and/or service plan for the specific class being purchased.

4. Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act.19 A Fund may impose a Repurchase Fee on Shares submitted for repurchase that have been held less than a specified period and may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end management investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund regardless of class.

[16]

Applicants note that FINRA Rule 2310 does not impose a separate limit on asset-based service or distribution fees. While that rule does not limit the annual rate at which Funds may charge asset-based service or distribution fees, each Fund would remain subject to the overall compensation limits of FINRA Rule 2310, including specifically the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof.

[17]	Applicants will comply with Rules 12b-1 and 17d-3, as they may be amended or replaced in the future, as if those rules applied to BDCs.
[18]	See supra n. 14 and accompanying text.
[19]

A Fund may impose a Repurchase Fee at a rate no greater than 2% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year). A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. Any Repurchase Fee charged by the Funds is not the same as a CDSC assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Funds may elect to impose CDSCs in the future, in which event they would only do so in accordance with Rule 6c-10 under the 1940 Act. None of the Funds, however, will impose CDSCs in the event of a listing of a class of shares of any such Fund on any securities exchange.

6

5. All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

6. In addition to distribution and/or service fees, each class of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)

administrative and/or accounting or similar fees (each as described in a Fund’s prospectus and statement of additional information or private placement memorandum, as applicable, (the “Offering Documents”)) incurred by a specific class;

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, Offering Documents and proxies;

(3)	Blue Sky fees incurred by a specific class, if applicable;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Directors’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(11)

any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to such Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

7. From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics described above, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; (7) any CDSC; (8) any Repurchase Fee; and (9) any conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, each Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

7

8. Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

1. The Multiple Share Class ~~System - Exemptions~~System-Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) under the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to BDCs by Section 61(a) of the 1940 Act).

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	DISCUSSION

1. The Multiple Share Class ~~System - Exemptions~~System-Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act

A. Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to BDCs through Section 61(a) of the 1940 Act.

B. Under Section 18(c) of the 1940 Act, as modified and made applicable to BDCs by Section 61(a) of the 1940 Act, a BDC may have more than one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2), which is made applicable to BDCs through Section 61(a) of the 1940 Act. Section 18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless it satisfies the asset coverage ratios described in the 1940 Act. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).20 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

[20]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

8

C. Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company~~.~~ shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply~~.~~ to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

D. The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”21 and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of a Fund may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

E. Applicants believe that the implementation of the Multiple Class System will provide Applicants with the flexibility to create classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if classes with different pricing and expense structures are created, providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options. Moreover, the Order will provide the Funds with the flexibility necessary to meet the changing needs of various channels of distribution as they develop. Applicants believe all Shareholders benefit from economies of scale where a non-traded BDC or privately-offered BDC is able to sell its shares through as many channels of distribution as is practical. In addition, Applicants believe investors also benefit where multiple investment products (e.g., non-traded BDCs and non-traded REITs) compete to sell their products through the same distribution channel.

F. By contrast, if the Investment Advisers were required to sponsor the organization of new, separate funds for each class of Shares, the creation of new, separate funds would involve increased costs and administrative burdens borne by Shareholders as compared to the creation of additional share classes of the Funds. Unless each new fund grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the fund from producing a favorable return.

G. Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

H. The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.22

[21]

Section 18(g) of the 1940 Act defines senior security to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

[22]

See the 18f-3 Adopting Release. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

9

I. Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end management investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

J. Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to continuously offered BDCs seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end management investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end management investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.23

K. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end funds and closed-end funds electing to be regulated as BDCs are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds electing to be regulated as BDCs may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds and BDCs.24 Differing (and less restrictive) provisions regulating the issuance by BDCs of debt or preferred stock should have no bearing on an application by a BDC for an exemptive order permitting the issuance of multiple classes of Shares. In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3. This is the approach followed in the BDC Orders.

L. Applicants believe that the proposed allocation of expenses and voting rights relating to the ~~asset- based~~asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the proposed Multiple Class System in their Offering Documents and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2310.25 Applicants also represent that each Fund will disclose in its Offering Documents the fees, expenses and other characteristics of each class of Shares offered for sale by the Offering Documents, as is required for open-end, multiple class funds under Form N-1A.26 As if it were an open-end management investment company, each Fund will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports27 and describe in its Offering Documents any arrangements that result in breakpoints in, or elimination of, sales loads.28 Each Fund will include any such disclosures in its Shareholder reports and Offering Documents to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding open-end fund offering document disclosure of sales loads and revenue sharing arrangements, in each case, as if those requirements applied to the Funds.29 Each Fund will contractually require that the Distributor and any broker, dealer or other financial intermediary involved in the distribution of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

[23]

In the event a Fund lists one class of its Shares on a securities exchange, all other then-existing classes of Shares of the listing Fund will be converted into Shares of the class to be listed. Any such conversion will be effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge, as required under Rule 18f-3(f)(2)(i).

[24]	See supra n. 10 and 11.
[25]	See discussion of FINRA Rule 2310 at Section I.6 above.
[26]

In all respects other than class-by-class disclosure, the Funds will comply with the requirements of Form N-2 (except Funds that sell their Shares in Private Offerings will make disclosures in private placement memorandums).

[27]

Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release). Funds that are BDCs will disclose comparable Fund expense data in the applicable periodic reports which are provided to BDC shareholders.

[28]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
[29]

Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

10

M. Applicants believe the requested relief is substantially similar to prior exemptions granted by the Commission.30 In those cases, the Commission permitted closed-end funds and BDCs that offered and sold their shares continuously and that conducted periodic repurchase offers or tenders for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

N. As a condition to the relief, each Fund would comply with FINRA Rule 2310. Applicants recognize that the closed-end funds that were the subject of the Prior Orders agreed, as a condition of the orders, to comply with the provisions of FINRA Rule 2341. Although both FINRA Rule 2341 and FINRA Rule 2310 apply limits on sales loads and asset-based fees, FINRA has taken different approaches with respect to registered investment companies, on the one hand, and DPPs like the Funds, on the other. For registered investment companies that are open-end funds or closed-end interval funds, FINRA Rule 2341 limits the amount of an asset-based fee that may be charged each year but does not limit the number of years that it may be charged. For DPPs, like the Funds, FINRA Rule 2310 imposes, regardless of time period, a cap of 10% of gross proceeds on the aggregate amount of compensation from whatever sources payable to underwriters, broker-dealers and affiliates thereof in respect of the offering of the Funds’ shares. While these rules take different approaches, they both function as limits on the amount of sales loads and asset-based fees. Accordingly, Applicants assert that the proposed condition requiring the Funds to comply with FINRA Rule 2310 will serve the same policy purpose as the condition to the Prior Orders requiring registered closed-end funds to comply with FINRA Rule 2341.

2. Asset-Based Service and/or Distribution Fees

A. Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose an asset-based service and/or distribution fee.

B. Each Fund will comply with the protections for open-end management investment companies developed and approved by the Commission in Rule 12b-1 in connection with the Distribution Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end management investment company imposing asset-based service and/or distribution fees under Rule 12b-1.31

[30]	See supra n. 10 and n. 11.
[31]

Applicants note that, at the same time the Commission adopted Rule 12b-1, it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with [R]ule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.

See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980) at Fed. Sec. L. Rep. (CCH) at 83,733.

11

C. Rule 6c-10 under the 1940 Act permits open-end management investment companies to impose CDSCs, subject to certain conditions. If any Fund were to impose CDSCs in the future, they will only do so in compliance with Rule 6c-10 as if that rule applied to BDCs. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs, and will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto. The Funds also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that any Fund which imposes CDSCs will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act.32 Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

3. Investor Protection.

A. The 18f-3 Proposing Release stated that the proposed exemptive rule “is designed to streamline conditions imposed on multiple class funds while preserving investor protection.”33 The safeguards to protect investors that were packaged into Rule 18f-3 will have equal application to the proposed Multiple Class System.34 As the 18f-3 Proposing Release noted, mutual funds use different classes to offer investors the choice of different payment methods and to access different channels of distribution to provide investors with tailored investment options in different markets.35 As has been discussed elsewhere in this Application, the opportunity of choice extends beyond mutual funds, as other types of investment offerings, such as unlisted closed-end funds and non-traded REITs, have similar flexibility to provide investors with custom-tailored investment options through multiple share classes. This access to a wider range of investment opportunities would permit investors to select from among more choices to purchase Shares the investor deems most beneficial to the investor.

In addition, the Applicants believe there are other significant safeguards in place for investors in Funds relying on the requested relief set forth in this Application. Those include the overall compensation limits and other prescribed behavior included in FINRA Rule 2310 and the agreement by the Funds relying on the requested relief to comply with Rule 12b-1. As noted above, FINRA Rule 2310 specifically includes the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof. The intended purpose of this cap is to protect investors from the unreasonable drain on their principal due to excessive fees. The provisions of FINRA Rule 2310 set suitability standards on recommended transactions and limits on non-cash gifts, non-cash entertainment and payments for an associated person to attend training or educational meetings similarly protect investors.

In addition, Rule 12b-1 ensures yet another layer of investor protection beyond the protections of Rule 18f~~- 3~~-3 and FINRA Rule 2310. Rule 12b-1 expressly prescribes the substantive provisions of any plan imposing asset-based service and/or distribution fees and, as additional safeguards, requires initial approval of any such plans by the Fund’s Board and Shareholders and ongoing monitoring of the plan and payments thereunder by the Fund’s Board. Relatedly, under the proposed Multiple Class System, any Share of a Fund that is subject to asset-based service or distribution fees will convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap under FINRA Rule 2310.

[32]

Any Fund that lists one class of its Shares on a securities exchange will convert Shares of other classes into Shares of the class to be listed. In such event, the Fund would not require the payment of any CDSC or Repurchase Fee that would otherwise be payable if the Shareholder had redeemed its Shares of the relevant class at that time, in the absence of such exchange or conversion. These facts would be prominently disclosed to Shareholders in a current report, prospectus or prospectus supplement, or private placement memoranda or supplement thereto, as applicable. Moreover, in such event, Shareholders of a class with an asset-based sales charge, whether paid continuously for a specified period or on a deferred basis, will convert their Shares into a class which does not have an asset-based sales charge, based on the relative NAV of each class. This conversion would not require any Shareholder to pay any deferred sales charge.

[33]	18f-3 Proposing Release at 68077.
[34]	See supra n. 5.
[35]	See supra n. 7.

12

B. The granting of the requested relief may result in certain benefits to the Distributor by opening up additional distribution channels through which the Distributor is able to sell Shares. This will, in turn however, benefit investors since a larger fund, instead of a series of smaller funds, will bring efficiencies, including administrative efficiencies. The Commission acknowledged this benefit to investors in the 18f-3 Proposing Release when it noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, would enable a multiple-class fund to spread expenses over a larger asset base.36 In addition, the structure could enhance fund performance by allowing for greater scale needed to invest in a broader range of investments on a standalone basis. As noted in Section II.3 above, payments by the Fund to the Distributor, brokers, dealers, and other financial intermediaries for their activities relating to the marketing, distribution and sale of Shares will be made pursuant to and in accordance with a Distribution Plan. Applicants expect that the compensation to be paid pursuant to a Distribution Plan will represent the sole use of Fund assets to pay for distribution services, although the Distributor and/or its affiliates also may enter into revenue sharing arrangements pursuant to which they use their own resources to pay for distribution services. The mechanics for paying distribution fees may vary depending upon the class of Shares sold. For certain Share classes, the Distributor may agree to pay, from its own resources, brokers, dealers and other financial intermediaries involved in selling the Shares an upfront commission, in which case the Distributor will retain all or a portion of the distribution fees payable in respect of those Shares. Regardless of the source of the Distributor’s upfront payments to financial intermediaries, to the extent that the Distributor advances fees to a financial intermediary, the Distributor will have no recourse against the Fund to recover the difference between the amounts advanced by the Distributor to financial intermediaries and, if less, the amounts received by the Distributor from the Fund under the applicable Distribution Plan. A Distributor would similarly have no recourse against the Fund in a situation in which the Fund’s Board terminated the Distribution Plan before a Distributor recovered the full amount of fees advanced to a financial intermediary. This entire framework serves to protect investors by ensuring that the only source of payment of a Fund’s distribution fees is the Board-approved Distribution Plan.

VI.	APPLICANTS’ CONDITIONS

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs. In addition, each Fund will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto, including, in the case of Funds conducting Private Offerings, as if such Private Offering were a public offering under the rule, and will make available to any Distributor of a Fund’s shares all of the information necessary to permit the Distributor to prepare client account statements in compliance with FINRA Rule 2231.

2. Any relief granted by the requested Order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting BDCs to offer multiple classes of the type described in this Application.

VII.	CORPORATE ACTION

Each Fund’s organizational documents will empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. ~~CIFC Fund’s general partner~~The Board of SLR Fund has adopted resolutions, attached hereto as Exhibit A, authorizing certain of the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

1. For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2. All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

[36]	See supra n. 7.

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3. In accordance with the requirements for a request for expedited review of this Application, marked copies of this Application showing changes from the final versions of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits B and C.

Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by ~~CIFC Fund’s general partner. The general partner of CIFC Fund~~the Board of SLR Fund at a meeting of the Board held on August 3, 2026. The Board also authorized the filing of the Application on behalf of the Current Investment Adviser because of its affiliation with ~~CIFC~~the SLR Fund, at a meeting of the Board held on August 3, 2026. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Current Investment Adviser, being duly sworn, deposes and says that ~~she~~he has duly executed the attached Application for and on behalf of the applicable entity listed; that ~~she~~he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this ~~29th~~13th day of ~~December~~August, ~~2025~~2026 .

Applicants have caused this Application to be duly signed on their behalf on the ~~29th~~13th day of ~~December~~August , ~~2025~~2026 .

~~CIFC DIRECT LENDING EVERGREEN FUND LP~~

~~By: CIFC Direct Lending Evergreen Fund GP LLC, its general partner~~

~~By:~~	~~/s/ Asha Richards~~
~~Name:~~	~~Asha Richards~~
~~Title:~~	~~General Counsel~~
~~Date:~~	~~December 29, 2025~~

~~CIFC PRIVATE CREDIT MANAGEMENT LLC~~

~~By:~~	~~/s/ Asha Richards~~
~~Name:~~	~~Asha Richards~~
~~Title:~~	~~General Counsel~~
~~Date:~~	~~December 29, 2025~~

SLR SECURED SPECIALTY LENDING FUND

By: /s/ Michael Gross

Name: Michael Gross

Title: Trustee

Date: August 13, 2026

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SLR SECURED LENDING PARTNERS, LLC

By: /s/ Michael Gross

Name: Michael Gross

Title: Managing Member of the Managing Member

Date: August 13, 2026

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VERIFICATION

The undersigned states that ~~she~~he has duly executed the attached Application for and on behalf of ~~CIFC Direct~~SLR Secured Lending ~~Evergreen Fund LP~~Partners, LLC; that ~~she is~~the undersigned are the authorized signatory of ~~the general partner of such partnership~~SLR Secured Lending Partners, LLC; and that all actions by members, trustees, and other bodies necessary to authorize ~~her~~the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~CIFC DIRECT LENDING EVERGREEN FUND LP~~

~~By: CIFC Direct Lending Evergreen Fund GP LLC, its general partner~~

~~By:~~	~~/s/ Asha Richards~~
~~Name:~~	~~Asha Richards~~
~~Title:~~	~~General Counsel~~

~~Date:~~	~~December 29, 2025~~

SLR SECURED LENDING PARTNERS, LLC

By: /s/ Michael Gross

Name: Michael Gross

Title: Managing Member of the Managing Member

Date: August 13, 2026

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VERIFICATION

The undersigned states that ~~she~~he has duly executed the attached Application for and on behalf of ~~CIFC Private Credit Management LLC; that she is the General Counsel of such company~~SLR Secured Specialty Lending Fund; that the undersigned are the authorized signatory of SLR Secured Specialty Lending Fund; and that all actions by members, trustees, and other bodies necessary to authorize ~~her~~the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~CIFC PRIVATE CREDIT MANAGEMENT LLC~~

~~By:~~	~~/s/ Asha Richards~~
~~Name:~~	~~Asha Richards~~
~~Title:~~	~~General Counsel~~

~~Date:~~	~~December 29, 2025~~

SLR Secured Specialty Lending Fund

By: /s/ Michael Gross

Name: Michael Gross

Title: Trustee

Date: August 13, 2026

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EXHIBIT A

~~EXHIBIT A~~

Resolutions of the ~~General Partner of~~

~~CIFC Direct Lending Evergreen~~Board of SLR Fund ~~LP~~

August 3, 2026

~~Approval of Filing of Application for Exemptive Relief~~

Authorization to File Subsequent Amendments to Multi-Class Exemptive Application

~~WHEREAS, CIFC Direct Lending Evergreen Fund GP LLC (“the General Partner”) has determined that it is in the best interests of CIFC Direct Lending Evergreen Fund LP (the “Fund”) to file an application with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Application”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act to permit the Fund to offer investors multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.~~

~~NOW, THEREFORE, BE IT~~ RESOLVED, that the ~~General Partner hereby approves the preparation of the Application and that each of the officers of the Fund (each, an “Officer” and, collectively, the “Officers ”)~~Authorized Officers of the Fund be, and each of them hereby is, authorized in the name and on behalf of the Fund~~,~~ to ~~submit~~execute and cause to be filed with the ~~Commission the Application, with such changes, modifications or amendments thereto as any Officer, with the advice of counsel, deems necessary, desirable or~~SEC subsequent amendments to the Multi-Class Exemptive Relief for the Fund, which shall be in such form as the Authorized Officer or Authorized Officers executing the same may approve as necessary or desirable and appropriate, such approval to be conclusively evidenced by their ~~filing~~execution thereof; and

FURTHER RESOLVED, that ~~any and all actions previously taken by the Fund or CIFC Private Credit Management LLC or any of its officers in connection with the actions contemplated by the foregoing resolution~~the Authorized Officers of the Fund be, and each of them hereby is, ~~ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~ authorized to execute and file all instruments and documents, and do all other acts as they may deem necessary or desirable and appropriate in order to effect the filing of said Multi-Class Exemptive Relief amendments and to cause the same to become effective.

(Adopted on ~~December 29~~August 3, ~~2025~~2026)

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